Exhibit 99.1

BUSINESS ACQUISITION REPORT

Form 51-102F4

Item 1 – Identity of the Company

1.1	Name and Address of the Company

Concordia Healthcare Corp. (the “Company” or “Concordia”)

277 Lakeshore Road East

Suite 302

Oakville, Ontario

L6J 1H9

1.2	Executive Officer

For further information in respect of this report and the significant acquisition described herein, please contact:

Adrian de Saldanha

Chief Financial Officer of the Company

(905) 842-5150

Item 2 – Details of Acquisition

2.1	Nature of Business Acquired

On October 21, 2015 the Company, through a wholly owned subsidiary, completed the acquisition (the “Acquisition”) of 100% of the outstanding shares of Amdipharm Mercury Limited (“AMCo”) from Cinven, a European private equity firm, and certain other sellers (collectively the “Vendors”).

AMCo is an international specialty pharmaceutical company, owning a diversified portfolio of branded and generic prescription products, which are sold to wholesalers, hospitals and pharmacies in over 100 countries. AMCo is focused on the acquisition and development of off-patent prescription medicines in selected therapeutic areas. AMCo’s medicines are manufactured and sold through an out-sourced production and distribution network and marketed internationally through a combination of direct sales and local partnerships.

The Acquisition provides Concordia with a diversified portfolio of more than 190 off-patent molecules, as well as entry into new therapeutic areas such as endocrinology, ophthalmology and urology.

2.2	Date of the Acquisition

The effective date of the Acquisition was October 21, 2015 (the “Closing Date”). The date of acquisition for accounting purposes is the Closing Date.

2.3	Consideration

Concordia, through its wholly-owned subsidiary, acquired AMCo for cash consideration of approximately £800 million (with a value at closing of US$1.24 billion), 8.49 million common shares of the Company (with a value at closing of US$230.8 million) and daily interest of £272,801 that accrued from June 30, 2015 to October 21,2015 (with a value at closing of US$47.6 million). In addition the Company will pay to the Vendors a maximum cash earn-out of £144 million (with an estimated value at closing of US$207.9 million) based on AMCo’s future gross profit over a period of 12 months from October 1, 2015. If the Company acquires certain specified pharmaceutical products from a specified third party introduced to the Company by certain of the Vendors within 12 months of the date of the Acquisition, the Company will pay to the Vendors an additional US$72 million.

As part of the purchase commitment the Company was required to repay on the Closing Date AMCo’s existing senior secured facilities in the respective principal amounts of £581 million and €440 million plus accrued interest and related cross-currency swaps (with a value at closing of US$1.4 billion). Concurrent with the closing of the Acquisition the Company also repaid, in full, the outstanding principal balance of its existing term facility of US$573.6 million (the “Existing Term Facility”).

The cash portion of the purchase price for the Acquisition in the amount of US$1.28 billion plus the funds required to repay AMCo’s existing debt in the amount of US$1.4 billion and to repay the Existing Term Facility was funded by a combination of cash on hand and debt and equity financings. In that respect the Company: (i) completed an equity offering whereby it issued 8,000,000 common shares of the Company at a price of US$65.00 per share for gross proceeds to Concordia of US$520 million (the “Equity Offering”); (ii) entered into a credit agreement (the “Credit Facility”) with a syndicate of lenders for senior secured term loans of US$ 1.1 billion and £500 million; (iii) entered into two bridge loans for an aggregate amount of US$180 million; and (iv) issued senior notes in the principal amount of US$790 million.

The Equity Offering was completed pursuant to an underwriting agreement with a syndicate of underwriters (the “Equity Underwriters”). The Equity Offering closed on September 30, 2015.

Concordia entered into the Credit Facility on October 21, 2015 pursuant to which a syndicate of lenders made secured term loans in the aggregate amounts of US$1.1 billion in one tranche (the “USD Term Loan”) and £500 million in a separate tranche (the “GBP Term Loan” and together with the USD Term Loan, the “Term Loans”) and made available to Concordia a secured revolving loan in the aggregate outstanding principal amount of up to US$200 million. All obligations of the Company under the Credit Facility are or will be, as applicable, guaranteed by all material subsidiaries of the Company and secured by first priority security interests in the assets of the Company and the assets of and equity interests in its material subsidiaries. The Term Loans mature on October 21, 2021, have variable interest rates and require fixed payments over the term to maturity as well as mandatory repayments based on excess cash flow generated by the Company, calculated annually. Interest rates on the Term Loans are calculated based on LIBOR plus applicable margins, with a LIBOR floor of 1%.

In addition, on the Closing Date, a syndicate of lenders provided the Company with: (i) a senior unsecured equity bridge term loan facility in an aggregate principal amount of US$135 million (the “Extended Bridge Loans”); and (ii) a senior unsecured equity bridge term loan facility in an aggregate principal amount of US$45 million (the “Equity Bridge Loans” and together with the Extended Bridge Loans, the “Bridge Facilities”). All obligations of the Company under the Bridge Facilities, subject to certain customary exceptions, are or will be, as applicable, guaranteed by all material subsidiaries of the Corporation. The Extended Bridge Loans will carry a maturity of seven years and an interest rate of 9.5% for two years. If the Extended Bridge Loans are not paid off by the Company in two years then the interest rate will increase to 11.5%

and the lenders holding the Extended Bridge Loans will have the right to convert the Extended Bridge Loans into a five-year bond with an interest rate of 11.5%. The Equity Bridge Loans carry a maturity of two years and an interest rate of 9.5%.

On the Closing Date the Company also issued US$790 million in aggregate principal amount of 9.5% senior notes due 2022 (the “Notes”). The Notes bear interest at a rate of 9.5%, which will be paid on June 15 and December 15 of each year, beginning on June 15, 2016 and will mature on October 21, 2022. Prior to December 15, 2018 the Company may redeem up to 35% of the Notes with the net proceeds of certain equity offerings at a premium plus accrued and unpaid interest to the date of redemption. Prior to December 15, 2018, the Company may also redeem the Notes in whole or in part upon payment of a make-whole premium plus accrued and unpaid interest to the date of redemption. On and after December 15, 2018, the Company may redeem the Notes in whole or in part at certain specified redemption prices. If certain assets are sold or in the event of a change of control, the Company may be required to repurchase some or all of the Notes. The Notes are, or will be, as applicable, guaranteed, jointly and severally, on a senior unsecured basis by certain existing and future direct and indirect subsidiaries of the Company (the “Guarantors”). The Notes and the guarantees rank senior in right of payment to all of Concordia’s subordinated indebtedness, as well as the subordinated indebtedness of the Guarantors, and equal in right of payment with all of Concordia’s and the Guarantors’ existing and future senior indebtedness, including indebtedness under the Term Loans. The Notes effectively are subordinated to all of Concordia’s existing and future secured indebtedness, as well as the secured indebtedness of the Guarantors, to the extent of the value of the assets securing such indebtedness. The Notes and guarantees also are structurally subordinated to all existing and future obligations, including indebtedness and trade payables, of any of Concordia’s subsidiaries that do not guarantee the Notes.

2.4	Effect on Financial Position

The acquisition of AMCo complements the Company’s Legacy Pharmaceutical Division. The Company has no current plans or proposals for material changes in its business affairs or the affairs of AMCo, which may have a significant effect on the results of operations and financial position of the Company.

2.5	Prior Valuations

Not applicable.

2.6	Parties to the Acquisition

The acquisition did not involve an informed person, associate or affiliate of the Company.

2.7	Date of Report

This report is dated November 10, 2015.

Item 3 – Financial Statements

The following financial statements have been included with this report:

(a)	Schedule A: Audited consolidated financial statements of AMCo as at and for the year ended December 31, 2014 and unaudited consolidated financial statements of AMCo as at and for the six months ended June 30, 2015.

(b)	Schedule B: Unaudited pro forma condensed consolidated balance sheet of the Company as at June 30, 2015, unaudited pro forma condensed consolidated statement of income (loss) of the Company for the six months ended June 30, 2015 and for the year ended December 31, 2014.

The Company has not obtained the consent of AMCo’s auditors to include their audit report in this business acquisition report.

SCHEDULE A

Amdipharm Mercury Limited

Consolidated financial statements

For the year ended 31 December 2014

11-15 Seaton Place,

ST Helier,

Jersey

JE4 0QH

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Company registration number: 111126

Registered office:

11-15 Seaton Place,

ST Helier,

Jersey

JE4 0QH

Board of Directors:

Simon Radford

Mark Wanless

Aztec Directors Limited

Supraj Rajagopalan

Alexander Leslie

Jeremy Caplan

Auditor:

KPMG LLP

Botanic House,

100 Hills Road,

Cambridge,

CB2 1AR,

United Kingdom.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Directors’ Report

The directors present their report and the consolidated financial statements of Amdipharm Mercury Limited (“the Group”) for the year ended 31 December 2014.

Principal activity

The principal activity of Amdipharm Mercury Limited (the “Company”) is that of a holding company of the operating and group services businesses within the Group. The Group is engaged in the marketing and distribution of pharmaceutical products. The trading results for the year and the Group’s financial position at the end of the year are shown in the attached financial statements. It is intended that the company will continue in its present capacity in the coming year.

Affiliated undertaking

The Company is owned by funds managed by Fifth Cinven Fund (No. 1) Limited Partnership; Fifth Cinven Fund (No. 2) Limited Partnership; Fifth Cinven Fund (No. 3) Limited Partnership; Fifth Cinven Fund (No. 4) Limited Partnership; Fifth Cinven Fund (No. 5) Limited Partnership; Fifth Cinven Fund (No. 6) Limited Partnership; Fifth Cinven Fund FCP-SIF; Fifth Cinven Fund Co-Investment Partnership, Verdot Limited and the management of Mercury Pharma Group Limited.

Acquisition of subsidiary and product rights

On 1 October 2014 a fellow group company, Mercury Pharma Group Limited acquired the entire ordinary share capital of Focus Pharmaceuticals Limited, a speciality pharma business in the UK, for a total consideration of £48.00 million (including cash acquired) and a contingent consideration to be paid over a period of 3 years amounting to £20.93 million (present value £17.16 million). Focus sales are all currently in the UK, although it has developed a number of products that can be registered and sold throughout Europe. The company’s range currently comprises of over 60 different molecules, ranging across almost all different types of formulation and therapeutic areas. The acquisition of Focus is in line with the Group’s strategy of identifying niche medicines and opportunities to expand its sales base throughout the Group’s growing international platform.

Financial position and funding

As at 31 December 2014, the Consolidated Statement of Financial Position shows net current assets of £40.22 million (2013: £89.34 million) and total assets of £1,042.58 million (2013: £1,029.69 million). On 28 November 2014 the group successfully completed a refinancing process, which involved raising new debt and paying off the Mezzanine debt.

Results and dividends

Revenue for the year was £292.80 million (2013: £240.96 million) and the profit for the financial year was £6.20 million (2013: loss of £18.29 million). The company did not make any dividend payments during the year.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Directors’ Report (continued)

Future prospects for the business

The Group’s pharmaceuticals product portfolio has performed well during the year benefiting from a combination of favourable product mix and operational efficiencies. The Group intends to use its resources to invest in new product introductions via development, in-licensing and acquisitions. Long term sustainable growth is an area that is at the forefront of the Group’s objectives, so that it can maximise value for its stakeholders.

Other matters

The Group has incurred costs of £3,082,000 (2013: £1,082,000) in relation to research and development activities during the year.

The Group has not been involved in the purchase of its own shares during the current year or previous year.

Directors

The directors who served the Company during the year and subsequent to the year end were as follows:

Simon Radford

Mark Wanless

Aztec Directors Limited

Supraj Rajagopalan

Alexander Leslie

Jeremy Caplan

Vijay Patel (resigned on 30 July 2014)

Principal risks and uncertainties

The management of the business and the nature of the Group’s strategy are subject to certain risks:

Capacity constraints of suppliers of key products

The planned sales growth of some of our key products may be impacted by the capacity constraints of some of our suppliers. Senior management are working on initiatives to mitigate these risks in order to deliver the forecasted sales growth.

Foreign exchange risk

Foreign exchange rates have undergone a period of volatility due to economic uncertainty and relative economic performance in different parts of the world. While the Group hedging policy attempts to mitigate this risk, a net exposure will remain to currencies which may depreciate against the GBP in future. The Group operates a centralised treasury model to mitigate foreign exchange risk.

High proportion of fixed overheads and variable revenues

A large proportion of the Group’s overheads are fixed. Senior management closely monitor fixed overheads against budget on a monthly basis and costs saving exercises are implemented in case there is an anticipated decline in revenues.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Directors’ Report (continued)

Principal risks and uncertainties (continued)

Competition

A small segment of the business operates in a competitive environment which puts pressure on margins and the ability to meet customers’ expectations. Policies of constant price monitoring and ongoing market research are in place to mitigate such risks.

Interest rate risk

The Group adopts a policy of ensuring that an appropriate proportion of its exposure to changes in interest rates on borrowings is covered by effective conversion to a fixed rate. Interest rate swaps are entered into to achieve an appropriate mix of fixed and floating exposure that is consistent with the Group’s policy.

Essential contracts

The Group’s performance is largely reliant on sourcing high quality products at the lowest possible prices. The Group has benefited from a number of contracts with suppliers which have proved essential in enabling the Group to deliver quality products at the lowest possible price.

Statement of directors’ responsibilities

The directors are responsible for preparing the financial statements in accordance with applicable law and International Financial Reporting Standards.

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that year. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•	prepare the financial statements on the going concern basis (unless it is inappropriate to presume that the Group will continue in business).

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the financial statements comply with the Companies (Jersey) Law 1991. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditor

KPMG LLP was appointed as auditor during the year.

Approval of accounts

The Directors’ Report, Consolidated Statement of Financial Position, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Cash Flow Statement and Notes to the Consolidated Financial Statements are approved by the Directors.

Independent Auditor’s Report to the Members of Amdipharm Mercury Limited

We have audited the accompanying consolidated financial statements of Amdipharm Mercury Limited (“the Company”), which comprise the consolidated statement of financial position as at 31 December 2014 and 31 December 2013, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the years then ended, and notes to the consolidated financial statements, comprising a summary of significant accounting policies and other explanatory information. The consolidated financial statements have been prepared by management based on the requirements of International Financial Reporting Standards as issued by the IASB.

Directors’ Responsibility for the Consolidated Financial Statements

The directors are responsible for the preparation of the consolidated financial statements which give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements of the Company for the year ended 31 December 2014 and year ended 31 December 2013:

•	give a true and fair view of the state of the group’s affairs as at 31 December 2014 and 31 December 2013 and of its profit for the year ended 31 December 2014 and its loss for the year ended 31 December 2013;

•	have been properly prepared in accordance with International Financial Reporting Standards; and

•	have been properly prepared in accordance with the Companies (Jersey) Law 1991.

Stephen Muncey

for and on behalf of KPMG LLP

Chartered Accountants

Botanic House,
100 Hills Road,
Cambridge,
CB2 1AR,
United Kingdom.
11 September 2015

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Consolidated Statement of Comprehensive Income

	Notes	Year ended 31 December 2014 £‘000	Year ended 31 December 2013 £‘000

Revenue	2	292,804	240,963
Cost of sales		(73,235)	(57,735)

Gross profit		219,569	183,228

Other income		331	459
Distribution costs		(15,262)	(13,261)

Non recurring items	21	(13,874)	(8,123)
Other administrative expenses		(98,415)	(92,389)

Administrative expenses		(112,289)	(100,512)

Operating profit		92,349	69,914
Finance costs	5	(97,264)	(91,329)
Finance income	5	13,571	2,592

Profit/(loss) before tax		8,656	(18,823)

Income tax (charge)/credit	6	(2,453)	531

Profit/(loss) for the financial year		6,203	(18,292)

Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences		1,132	(703)

Other comprehensive income/(expense) for the year, net of tax		1,132	(703)

Total comprehensive profit/(loss) for the year		7,335	(18,995)

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Consolidated Statement of Financial Position

	Notes	As at 31 December 2014 £‘000	As at 31 December 2013 £‘000
Assets
Non-current
Intangible assets	7	903,213	878,135
Property, plant and equipment	8	2,386	2,334
Deferred tax assets	13	191	345

		905,790	880,814
Current
Inventories	9	35,028	27,115
Trade and other receivables	10	72,916	55,790
Current tax asset		1,012	1,695
Other financial assets	17	61	1,490
Cash and cash equivalents	11	27,780	62,790

		136,797	148,880

Total assets		1,042,587	1,029,694

Equity
Share capital	12	94	94
Share premium		16,480	16,480
Profit and loss account		(44,177)	(50,380)
Currency translation reserve		353	(779)

Total equity		(27,250)	(34,585)

Liabilities
Non-current
Long term borrowings	19	913,282	946,501
Deferred tax liabilities	13	59,979	58,238

		973,261	1,004,739
Current
Short term borrowings	19	22,120	4,831
Trade and other payables	14	44,318	41,045
Other financial liabilities	17	3,191	158
Other liabilities	15	26,947	13,506

		96,576	59,540

Total liabilities		1,069,837	1,064,279

Total equity and liabilities		1,042,587	1,029,694

The consolidated financial statements were approved by the Board of Directors on 11 September 2015 and signed on their behalf by:

Mark Wanless, Director	Simon Radford, Director

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Consolidated Statement of Changes in Equity

	Share capital	Share premium	Currency translation reserve	Profit and loss account	Total equity
	£‘000	£‘000	£‘000	£‘000	£‘000
Balance at 1 January 2013	93	16,380	(76)	(32,088)	(15,691)
Comprehensive expense
Loss for the financial year	—	—	—	(18,292)	(18,292)

Other comprehensive expense
Currency translation differences	—	—	(703)	—	(703)

Total comprehensive income	—	—	(703)	(18,292)	(18,995)

Transactions with owners
Issue of shares	1	100	—	—	101

Total transactions with owners	1	100	—	—	101

Balance at 31 December 2013	94	16,480	(779)	(50,380)	(34,585)

	Share capital	Share premium	Currency translation reserve	Profit and loss account	Total equity
	£‘000	£‘000	£‘000	£‘000	£‘000
Balance at 1 January 2014	94	16,480	(779)	(50,380)	(34,585)
Comprehensive income
Profit for the financial year	—	—	—	6,203	6,203

Other comprehensive income
Currency translation differences	—	—	1,132	—	1,132

Total comprehensive income	—	—	1,132	6,203	7,335

Balance at 31 December 2014	94	16,480	353	(44,177)	(27,250)

Currency translation differences recognised in other comprehensive income may be reclassified subsequently to the Statement of Comprehensive Income in future periods.

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Consolidated Cash Flow Statement

	Notes	Year ended 31 December 2014 £‘000	Year ended 31 December 2013 £‘000

Cash flows from operating activities
Result for the period before tax		8,656	(18,823)
Depreciation	8	896	2,385
Amortisation of intangible assets	7	44,749	40,941
Foreign exchange (gain)/loss on borrowings	5	(12,779)	3,285
Profit/(loss) on sale of assets		(3)	261
Loss on sale of investments		—	7
Finance costs	5	97,264	88,044
Finance income	5	(792)	(2,592)

		137,991	113,508

(Increase)/Decrease in inventories	9	(3,979)	2,463
(Increase) in trade and other receivables	10	(12,225)	(4,038)
(Decrease)/Increase in provisions, trade payables and other liabilities		(8,690)	6,677
Taxes paid		(6,430)	(10,892)

Net cash inflow from operating activities		106,667	107,718

Cash flows from investing activities
Additions of:
- intangible assets	7	(2,978)	(74,189)
- property, plant and equipment	8	(781)	(2,068)
Proceeds on sale of assets		9	892
Proceeds on sale of investment		—	26
Acquisition of subsidiaries (net of cash acquired)	20	(45,166)	(11,118)
Interest received	5	792	1,260

Net cash outflow from investing activities		(48,124)	(85,197)

Cash flows from financing activities
Bank drawdowns		935,019	65,000
Bank repayments		(482,966)	(4,000)
Mezzanine debt paid		(128,422)	—
Arrangement fees paid		(11,427)	(6,559)
Interest paid		(38,906)	(37,401)
Fixed rate unsecured loan notes 2052 repayments		(289,318)	(112,949)
Interest paid on fixed rate unsecured loan notes 2052		(79,902)	(5,102)
Repayment of advances		—	(600)

Net cash inflow from financing activities		(95,922)	(101,611)

Net decrease in cash and cash equivalents		(37,379)	(79,090)
Exchange gain/(loss) on cash and cash equivalents		2,369	(1,003)
Cash and cash equivalents at beginning of the year		62,790	142,883

Cash and cash equivalents at the end of the year	11	27,780	62,790

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements

1. PRINCIPAL ACCOUNTING POLICIES

Corporate information

The consolidated financial statements of Amdipharm Mercury Limited (“the Company”) for the year ended 31 December 2014 were authorised for issue by the Board of Directors on 11 September 2015 and the Consolidated Statement of Financial Position was signed on the Board’s behalf by Mark Wanless and Simon Radford. Amdipharm Mercury Limited, a private limited company was incorporated in Jersey on 22 November 2012 as an ultimate holding company.

The principal activities of the Group are described in the Directors’ Report that accompanies these consolidated financial statements.

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these financial statements and in preparing an opening IFRS balance sheet at 31 December 2013 for the purposes of the transition to Adopted IFRSs. A summary of the accounting policies applied in the preparation of these consolidated financial statements is given below. In addition, note 17 to the financial statements includes the Group’s objectives, policies and processes for managing its capital, its financial risk management risk objectives and details of its financial instruments.

The Group recognised a profit of £6.20 million (2013: loss of £18.29 million) for the year ended 31 December 2014. Consistent with this fact the financial statements have been prepared on a going concern basis which the Board of Directors believe is appropriate for the following reasons.

The Group is funded by a combination of ordinary share capital, cash holdings, bank term loans and loan notes. As highlighted in note 19, the bank term loans and revolving credit facilities are for a period of between 4 and 5 years. Repayments are ongoing and primarily on a half yearly basis. As with other groups with similar financing structures, the banking facilities are subject to periodic covenant tests.

The Directors have prepared projections for the next fifteen months from the date of these financial statements, including sensitivity analysis on key assumptions made, and consider the forecasts to be reasonable and realistic.

On the basis of these projections, and based on the current level of trading early in 2015, the Directors consider the Group will continue to operate within its facilities, remain compliant with its banking covenants and continue in operational existence for the foreseeable future. Hence the going concern basis is appropriate.

Standards, amendments and interpretations effective in 2014 adopted by the company

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1st January 2014:

•	Offsetting financial assets and financial liabilities – amendments to IAS 32.

•	Recoverable amount disclosures for non-financial assets – amendments to IAS 36.

Standards, amendments and interpretations effective in 2014 but not relevant to group’s operation:

•	Investment entities (amendments to IFRS 10, IFRS 12 and IAS 27).

•	IFRC 21 – Levies.

•	Continuing hedge accounting after derivative novations – amendments to IAS 39.

Standards, amendments and interpretations that are not yet effective and have not been early adopted:

•	Annual improvements to IFRS’s – 2010-2012 cycle.

•	Annual improvements to IFRS’s – 2011-2013 cycle.

•	Clarification of acceptable methods of depreciation and amortisation – amendments to IAS 36 and IAS 38.

•	Annual improvements to IFRS’s – 2012-2014 cycle.

•	IFRS 15 – Revenue from contracts with customers.

•	IFRS 9 – Financial instruments.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

1. PRINCIPAL ACCOUNTING POLICIES (continued)

Standards, amendments and interpretations that are not yet effective and not currently relevant to the Group:

•	Defined benefit plans – employee contributions – amendments to IAS 19.

•	IFRS 14 – Regulatory deferral accounts.

•	Accounting for acquisitions of interests in joint operations – amendments to IFRS 11.

•	Agriculture: bearer plants – amendments to IAS 16 and IAS 41.

•	Equity method in separate financial statements – amendments to IAS 27.

•	Sale or contribution of assets between an investor and its associate or joint venture – amendments to IFRS 10 and IAS 28.

Basis of consolidation

The consolidated financial statements of the Group incorporate the results of the Company and its subsidiaries drawn up to 31 December 2014.

Control of the Companies subsidiaries was obtained in the year 2012 by transfer of the investments in the Mercury Pharma and Amdipharm groups to Amdipharm Mercury Debtco Limited, an intermediate holding company, registered in Jersey, under the common control of the Company. As these transfers occurred under common control, they are outside the scope of IFRS 3 ‘Business Combinations’.

The Consolidated Statement of Financial Position consolidates the assets and liabilities of those entities controlled by the Company as at 31 December 2014. The Consolidated Statement of Comprehensive Income, the Consolidated Statement of Changes in Equity and the Consolidated Cash Flow Statement consolidate the income, expenses, gains, losses and cash flows of entities controlled by the Company from the point at which control was obtained by the ultimate controlling party, Amdipharm Mercury Limited, to 31 December 2014.

The original acquisitions by the group headed by the Company of the Mercury Pharma and Amdipharm groups from unrelated third parties are business combinations that fall within the scope of IFRS 3. The acquisition method of accounting has therefore been applied to these transactions.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values on the date of acquisition, irrespective of the extent of any non-controlling interest. The excess of the cost of the acquisition over the fair value of the Group’s share of identifiable net assets, including intangible assets acquired, is recorded as goodwill. Acquisition costs are charged to the Consolidated Statement of Comprehensive Income as incurred.

As the transfers took place under the control of the Company they are considered to be transactions with these entities in their capacity as equity holders and the resulting change in equity has been recognised outside of total comprehensive income.

On consolidation, all intra group transactions, balances, income and expenditure are eliminated. An Employee Benefit Trust that is controlled by its sponsoring entity, which is a member of the Group, is consolidated into the financial statements.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

1. PRINCIPAL ACCOUNTING POLICIES (continued)

Revenue

Revenue mainly comprises the fair value of the consideration received or receivable for the sale of goods.

Revenue is recognised when the significant risks and rewards of ownership have been transferred to a third party and generally this is upon delivery of the products to the wholesaler or distributor.

Revenue is shown net of value added tax, estimated returns and discounts. The methodology and assumptions used to estimate provision for discounts and returns are monitored and adjusted in the light of contractual and historical information.

Royalty income is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in ‘intangible assets’. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose identified according to operating segment.

Trademarks, licenses and product rights

Separately acquired trademarks, licences and product rights are shown at historical cost. Trademarks, licences and product rights acquired in a business combination are recognised at fair value at the acquisition date. Trademarks, licences and product rights have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of trademarks, licences and product rights over their estimated useful lives of 5 to 20 years.

Technology under development

Costs incurred on development projects (relating to own development branded products and line extensions) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility and costs can be measured reliably. Other development expenditures are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent year.

Technology under development acquired in a business combination is recognised separately as an intangible asset if and only if it meets the definition of an intangible asset in accordance with IAS 38 and its fair value can be measured reliably.

All development costs with a finite useful life that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit. Prior to commercial production of the product the asset is tested annually for impairment. Provision is made for any impairment.

Customer contracts

Customer contracts acquired in a business combination are recognised at fair value at the acquisition date. Customer contracts have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of contract over their estimated useful lives of 5 years.

Distributor relationships

Distributor relationships acquired in a business combination are recognised at fair value at the acquisition date. The distributor relationships have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method over the expected life of the distributor relationships. The estimated useful life of the existing distributor relationships is 5 to 10 years.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

1. PRINCIPAL ACCOUNTING POLICIES (continued)

Software

Acquired software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortised over their estimated useful lives of between 3 to 5 years. The amortisation cost has been included within administrative expenses in the Statement of Comprehensive Income.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Capitalised costs include borrowing costs where applicable in accordance with IAS 23. Depreciation is charged on a straight line basis over the estimated useful lives on the cost of the assets less their residual value. Land is not depreciated.

The estimated useful lives are as follows:

Freehold buildings and leasehold improvements	–	25 years or over the period of lease
Office equipment	–	3 to 5 years
Plant and equipment	–	6 to 7 years
Motor vehicles	–	5 years

Residual values are re-assessed annually.

Assets which have been purchased but are not ready for their intended use and directly attributable costs for construction of assets are shown under assets under the course of construction. These assets will be transferred to the relevant asset class on completion of construction of the asset or when the asset is ready for their intended use. Assets under the course of construction are carried at cost, less any recognised impairment loss. Depreciation commences when the assets are ready for their intended use.

Impairment of non-financial assets

Assets that have an indefinite useful life, excluding land, for example goodwill, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). An impairment loss is recognised as the amount by which the asset’s or cash generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount is based on the higher of the fair value less costs to sell and value in use.

If at the balance sheet date there is any indication that an impairment loss recognised in prior periods for an asset other than goodwill no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount.

Inventories

Inventories are stated at the lower of cost and net realisable value. The cost is determined using the weighted average price method. The cost of finished goods comprises product cost, its packaging and applicable duties and taxes. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Accounting for income taxes

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting period, that are unpaid at the balance sheet date. They are calculated according to the substantively enacted tax rates and tax laws applicable to the fiscal periods to which they relate, based on the taxable profit for the period.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. This involves comparison of the carrying amount of assets and liabilities in the consolidated financial statements with their respective tax bases. However, deferred tax is not provided on the initial recognition of goodwill, nor on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax liabilities are always provided for in full. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (tax laws) that have been enacted or substantively enacted by the balance sheet date. All changes in deferred tax assets or liabilities are recognised as a

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

1. PRINCIPAL ACCOUNTING POLICIES (continued)

Accounting for income taxes (continued)

component of tax expense in the Statement of Comprehensive Income, except where they relate to items that are charged or credited directly to equity (such as currency translation differences) in which case the related deferred tax is also charged or credited directly to equity.

Tax losses available to be carried forward as well as other income tax credits to the Group are assessed for recognition as deferred tax assets. Deferred tax assets are only recognised to the extent that it is probable that future taxable profits will be available against which the asset can be recognised and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary differences is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash.

Employee Benefit Trust

The assets and liabilities of the Employee Benefit Trust (EBT) have been included in the consolidated financial statements. Any assets held by the EBT cease to be recognised in the Statement of Financial Position when the assets vest unconditionally in identified beneficiaries.

Employee benefits

The Group operates a defined contribution pension scheme whereby contributions are made to individual employee pension plans of certain employees. These costs are charged against profits in respect of the accounting period in which they are paid.

Leased assets

All leased assets are identified as operating leases if they do not transfer substantially all the risks and rewards to the lessee.

Payments made under operating leases are charged to the Statement of Comprehensive Income on a straight line basis over the period of the lease.

Foreign currencies

The reporting currency for these financial statements is UK sterling (£) which is the Company’s functional currency.

Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction into the relevant company’s functional currency. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Foreign exchange differences arising on translation are recognised in profit or loss. Non monetary assets and liabilities that are measured in terms of historical cost in a foreign entity are translated using the exchange rate at the date of the transaction.

All assets and liabilities in the financial statements of foreign subsidiaries are translated at the closing rate at the balance sheet date. The results of foreign operations have been converted into the Group’s reporting currency at the average rates over the reporting period and the exchange differences arising have been taken to a currency translation reserve, a component of equity. The exchange differences arising from re-translation of the net investments in subsidiaries are directly taken to the currency translation reserve.

Dividends

Dividends proposed or declared after the balance sheet date is not recognised as a liability. However the amounts of such dividends are disclosed in the financial statements.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

1. PRINCIPAL ACCOUNTING POLICIES (continued)

Segmental reporting

During the year, the results were reported separately under direct and distributor markets to the Board of Directors and constituted the distinct operating segments of the Group.

Financial instruments

Financial assets and financial liabilities are recognised in the Statement of Financial Position when the Group becomes a party to the contractual terms of the instrument.

Loans and receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than GO days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the Statement of Comprehensive Income within ‘other administrative expenses’. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against ‘other administrative expenses’ in the Statement of Comprehensive Income.

Bank borrowings and loan notes

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in profit and loss over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan and are charged to profit and loss over the period of the loan.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Equity instruments

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

-	Share capital	-	represents the nominal value of equity shares
-	Share premium	-	represents amounts paid for equity shares in excess of their nominal value
-	Retained earnings	-	represents the accumulated retained profits
-	Currency translation reserve	-	represents gains or losses on foreign currency differences arising on consolidation of the net investment in subsidiaries.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

1. PRINCIPAL ACCOUNTING POLICIES (continued)

Critical accounting estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the amounts reported for assets and liabilities as at the balance sheet date and the amounts reported for revenues and expenses during the year. However, the nature of estimation means that actual outcomes could differ from those estimates.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of goodwill and other intangibles

The Group tests goodwill annually for impairment, and other intangible assets where indicators exist, in accordance with the accounting policy set out above. The recoverable amounts of cash generating units have been determined using value in use calculations. These calculations require the use of estimates.

Income taxes

The Group is subject to taxes in various jurisdictions. Significant judgment is required in determining the Group provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates as to whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provision in the year in which such determination is made.

Measurement of fair value

The Group is subject to payment of contingent consideration on various acquisitions over different periods. The Group has an established control framework with respect to the measurement of fair values and has an internal reporting and monitoring process for the contingent consideration. The measurement at fair value of contingent consideration on acquisition is performed by independent third party experts and relies on management’s estimates of achievement of contracted earn out milestones.

Capitalisation of development costs

The Group capitalises costs related to in-licensing and development projects related to its product pipeline, however there could be uncertainty around the timing of launch of the pipeline products and the commercial potential when these products are launched. The Group has a on-going process of monitoring these projects and assumptions around the commercial forecasts and launch dates of these products, which is a area of judgement.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

2. SEGMENTAL REPORTING

Segment information is presented in the consolidated financial statements in respect of the Group’s business segments. The business segment-reporting format reflects the Group’s management and internal reporting structure. All operating segments’ operating results are reviewed regularly by the Board of Directors and the Group CEO to make decisions about resources to be allocated to the segment and assess its performance.

Business segments

The Group is currently organised into two major divisions: Direct markets and Distributor markets. These divisions form the basis for the Group’s reporting of segment information. Direct markets comprise of UK, Ireland, France, Nordics and Benelux regions.

Geographical segments

In presenting information based on the geographical segments, segment revenue is based on the geographical location of the customer.

Assets are identified to the segment on the basis of their place of use.

Segment results

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The segment results are pre-tax.

All inter-segment revenues are priced and carried out at arm’s length; however there are no inter-segment revenues during the year.

Segment assets and liabilities

Segment assets include all operating assets used by a segment and consist principally of operating cash, trade and other receivables and property, plant and equipment, net of allowances and provisions which are reported as direct offsets in the Consolidated Statement of Financial Position. Segment liabilities include all operating Liabilities and consist principally of trade and other payable and other liabilities.

Unallocated corporate assets include mark to market receivable of interest rate and cross currency swaps.

Unallocated corporate liabilities include long term and short term borrowings, mark-to market liability of interest rate and cross currency swaps and accrued interest on borrowings.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

2. SEGMENTAL REPORTING (continued)

Business segments

Year ended 31 December 2014	Direct Markets	Distributor Markets	Total
	£‘000	£‘000	£‘000

Revenue
External sales	232,347	60,457	292,804
Segment result	93,458	12,765	106,223
Non recurring items			(13,874)

Operating profit			92,349
Finance costs			(97,264)
Finance income			13,571

Profit before tax			8,656
Income tax expense			(2,453)

Profit for the financial year			6,203

Other information
Segment assets	588,161	454,365	1,042,526
Unallocated corporate assets			61

Consolidated total assets			1,042,587

Segment Liabilities	83,369	47,875	131,244
Unallocated corporate liabilities			938,593

Consolidated total liabilities			1,069,837

Capital expenditure (tangible and intangible assets)	3,759	—	3,759
Depreciation and amortization	26,126	19,519	45,645

Geographical segments

	Direct Markets £‘000	Distributor Markets £‘000	Total £‘000
Revenue by destination of customer
Year ended 31 December 2014

United Kingdom	187,398	—	187,398
Rest of World	44,949	60,457	105,406

Total	232,347	60,457	292,804

	Direct Markets £‘000	Distributor Markets £‘000	Total £‘000
Assets by place of use
At 31 December 2014

United Kingdom	588,161	—	588,161
Rest of World	—	454,365	454,365

Total	588,161	454,365	1,042,526

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

2. SEGMENTAL REPORTING (continued)

	Direct Markets £‘000	Distributor Markets £‘000	Total £‘000
Capital expenditure (tangible and intangible assets)
Year ended 31 December 2014

United Kingdom	1,748	—	1,748
Rest of World	—	2,011	2,011

Total	1,748	2,011	3,759

Business segments

	Direct	Distributor
Year ended 31 December 2013	Markets	Markets	Total
	£‘000	£‘000	£‘000

Revenue
External sales	182,473	58,490	240,963
Segment result	62,285	15,752	78,037
Non recurring items			(8,123)

Operating profit			69,914
Finance costs			(91,329)
Finance income			2,592

Loss before tax			(18,823)
Income tax expense			531

Loss for the financial year			(18,292)

Other information
Segment assets	538,595	489,609	1,028,204
Unallocated corporate assets			1,490

Consolidated total assets			1,029,694

Segment liabilities	67,992	44,797	112,789
Unallocated corporate liabilities			951,490

Consolidated total liabilities			1,064,279

Capital expenditure (tangible and intangible assets)	31,057	45,200	76,257
Depreciation and amortization	24,663	18,663	43,326

Geographical segments

	Direct Markets £‘000	Distributor Markets £‘000	Total £‘000
Revenue by destination of customer
Year ended 31 December 2013

United Kingdom	149,676	—	149,676
Rest of World	32,797	58,490	91,287

Total	182,473	58,490	240,963

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

2. SEGMENTAL REPORTING (continued)

	Direct Markets £‘000	Distributor Markets £‘000	Total £‘000
Assets by place of use
United Kingdom	538,595	—	538,595
Rest of World	—	489,609	489,609

Total	538,595	489,609	1,028,204

	Direct Markets £‘000	Distributor Markets £‘000	Total £‘000
Capital expenditure (tangible and intangible assets)
United Kingdom	2,365	—	2,365
Rest of World	—	73,892	73,892

Total	2,365	73,892	76,257

3. OPERATING PROFIT

The operating profit is stated after charging/(crediting):

	Year ended 31 December 2014 £‘000	Year ended 31 December 2013 £‘000
Depreciation and amortisation:
- Intangible assets	44,749	40,941
- Property, plant and equipment	896	2,385
Hire of plant and machinery	159	61
Other operating lease rentals	1,429	1,039
Foreign exchange (gain)/losses:
- Realised losses	1,295	772
- Unrealised losses	2,343	1,500
Research and development expenditure	3,082	1,082

Auditors’ remuneration for audit and non audit services in jurisdictions in which the Group has a presence are analysed below:

	Year ended 31 December 2014 £‘000	Year ended 31 December 2013 £‘000
Group audit
Audit fees to Company’s auditor for audit of the Group’s and subsidiaries annual accounts	180	190
Other services	6	38

The 2013 auditors’ remuneration for statutory audit services and non-audit services relate solely to amounts paid to KPMG Audit Plc. The 2014 amounts relate solely to amounts paid to KPMG LLP.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

4. DIRECTORS AND EMPLOYEES

Employees

Staff costs during the year were as follows:

	Year ended 31 December 2014 £‘000	Year ended 31 December 2013 £‘000
Wages and salaries	15,733	14,489
Social security costs	2,034	1,260
Other pension costs	960	817

	18,727	16,566

The average number of employees is analysed below:

	Year ended 31 December 2014 Number	Year ended 31 December 2013 Number
Administration	257	190
Marketing and Selling	35	24
Management	33	28

	325	242

The Group contributes to employee money purchase pension schemes at a percentage of pay (depending on grade).

Key management remuneration

The key management personnel have been identified as the Directors of the Mercury Pharma Group and Aztec Directors Limited.

	Year ended 31 December 2014 £‘000	Year ended 31 December 2013 £‘000
Emoluments	1,303	1,169
Pension contributions to money purchase pension schemes	47	43

	1,350	1,212

During the year, two directors (2013: two directors) participated in money purchase pension schemes.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

5. FINANCE COSTS AND FINANCE INCOME

Finance costs and finance income includes all interest related income and expenses. The following amounts have been included in the Consolidated Statement of Comprehensive Income for the reporting periods presented:

	Year ended 31 December 2014 £‘000	Year ended 31 December 2013 £‘000
Interest expense resulting from
-bank loans and overdrafts	41,766	42,199
-amortisation of loan cost	8,576	5,136
-unrealised forex loss on borrowings	—	3,285
-currency and interest rate swaps	4,462	—
-fixed unsecured loan notes 2052	42,177	40,589
-others	283	120

Finance costs	97,264	91,329

Interest income resulting from
-unrealised forex gain on borrowings	12,779	—
-short term bank deposits	626	550
-corporation tax	81	3
-interest rate swaps	—	1,332
-others	85	707

Finance income	13,571	2,592

6. INCOME TAX (CHARGE) / CREDIT

	Year ended 31 December 2014 £‘000	Year ended 31 December 2013 £‘000
Current tax (charge)/credit:

Current tax:
Foreign taxation	(12,076)	(14,707)
Adjustment to tax charges in respect of prior periods	4,509	2,772

	(7,567)	(11,935)

Deferred tax (note 13):

- origination and reversal of temporary differences	5,114	12,466

Total income tax (charge)/credit (see below)	(2,453)	531

Factors affecting current tax charge:

The tax assessed on profit/(loss) on ordinary activities for the year differs from the standard rate of corporation tax in Jersey which is 0%. As per IAS -12, the blended tax rate @ 23.81% (2013: -37.13%) is taken into consideration.

The effective tax rate (ETR) of 23.81% has been arrived at by calculating the weighted average standard rate of tax, taking into consideration the tax charge as per the standard rate in the respective jurisdiction over the profit before tax of such jurisdictions.

The differences are explained below:

Reconciliation of effective tax rate:

	Year ended 31 December 2014 £‘000	Year ended 31 December 2013 £‘000
Profit/(loss) for the financial year before tax	8,656	(18,823)

Weighted average tax rate	23.81%	(37.13%)

Expected tax (charge)	(2,061)	(6,989)
Adjustment for:
Non-deductible expenses	(10,122)	(8,417)
Deferred tax movement	5,114	12,466
Adjustment to tax charges in respect of prior periods	4,509	2,771
Prior year loss adjusted	107	700

Actual tax (charge)/credit, net (see above)	(2,453)	531

The effective tax rate is impacted by the finance cost of the fixed unsecured loan notes 2052 of £42.18 million (2013: £40.59 million) which is a non-deductible expense as it attracts a tax rate of 0% in Jersey.

A reduction in the UK corporation tax rate from 24% to 23% (effective 1 April 2013) was substantively enacted on 3 July 2012. Further reductions to 21% (effective from 1 April 2014) and 20% (effective from 1 April 2015) were substantively enacted on 2 July 2013. In the Budget on 8 July 2015, the Chancellor announced additional planned reductions to 18% by 2020. This will reduce the company’s future current tax charge accordingly. The deferred tax liability at 31 December 2014 has been calculated based on the rate of 20% substantively enacted at the balance sheet date.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

7. INTANGIBLE ASSETS

	Product rights, licensing agreement, product brands £‘000	Development costs £‘000	Distributor relationships £‘000	Goodwill £‘000	Software £‘000	Total £‘000
Cost
At 1 January 2013	526,645	93	13,300	298,041	755	838,834
Additions through business combination (note 20)	9,915	—	—	4,176	—	14,091
Additions	73,557	404	—	—	228	74,189
Exchange differences	—	(12)	—	—	(62)	(74)
Disposals	—	—	—	—	(85)	(85)

At 31 December 2013	610,117	485	13,300	302,217	836	926,955

At 1 January 2014	610,117	485	13,300	302,217	836	926,955
Additions through business combination (note 20)	33,504	—	1,523	33,330	—	68,357
Additions	417	2,243	—	—	318	2,978
Transfers	(508)	238	—	—	270	—
Exchange differences	(1,179)	14	—	(476)	10	(1,631)

At 31 December 2014	642,351	2,980	14,823	335,071	1,434	996,659

Amortisation
At 1 January 2013	7,378	—	444	—	129	7,951
Charge for the year	38,300	—	2,150	—	491	40,941
Disposals	—	32	—	—	—	32
Exchange differences	—	(4)	—	—	(100)	(104)

At 31 December 2013	45,678	28	2,594	—	520	48,820

At 1 January 2014	45,678	28	2,594	—	520	48,820
Charge for the year	42,199	—	2,227	—	323	44,749
Exchange differences	(135)	1	—	—	11	(123)

At 31 December 2014	87,742	29	4,821	—	854	93,446

Carrying amount

At 31 December 2013	564,439	457	10,706	302,217	316	878,135

At 31 December 2014	554,609	2,951	10,002	335,071	580	903,213

During the previous year, the Group acquired Fucithalmic®, a global ophthalmic product, from LEO Pharma for a consideration of £72 million which has been included under Product rights, licensing agreement, product brands.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

7. INTANGIBLE ASSETS (continued)

The carrying amount of goodwill is allocated to the following cash generating units:

	Year ended 31 December 2014 £‘000	Year ended 31 December 2013 £‘000
Mercury Pharma Group	232,774	199,920
Amdipharm Group	102,297	102,297

	335,071	302,217

The recoverable amounts of the cash generating units are determined from value in use calculations which use discounted pre tax cash flows based on the future forecasts for the estimated useful life between the ranges of 2-20 years.

Goodwill is not amortized but tested annually for impairment or more frequently if there are indications that it may be impaired. Goodwill has been allocated to two cash generating units in the current year for the purpose of impairment testing. The recoverable amount of the cash generating units is determined from value in use calculations. The value in use calculations are based on discounted cash flow forecasts over five years and then grown at 3% in perpetuity. The discount rate applied is 14%. The Directors believe that any reasonably possible change in the key assumptions on which the recoverable amounts are based would not cause the carrying amount of goodwill to exceed its recoverable amount.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

8. PROPERTY, PLANT AND EQUIPMENT

	Freehold land and building £‘000	Assets under course of construction £‘000	Office equipment £‘000	Plant and equipment £‘000	Total £‘000
Cost
At 1 January 2013	891	—	802	2,026	3,719
Addition through business combination (note 20)	—	—	—	19	19
Additions	1,199	—	677	192	2,068
Disposals	(739)	—	—	(1,854)	(2,593)
Exchange differences	(115)	—	(102)	(1)	(218)

At 31 December 2013	1,236	—	1,377	382	2,995

At 1 January 2014	1,236	—	1,377	382	2,995
Addition through business combination (note 20)	118	—	48	—	166
Additions	260	150	285	86	781
Disposals	—	—	(207)	—	(207)
Exchange differences	2	—	29	(2)	29

At 31 December 2014	1,616	150	1,532	466	3,764

Depreciation
At 1 January 2013	10	—	126	93	229
Charge for the year	29	—	556	1,800	2,385
Disposals	(6)	—	(60)	(1,761)	(1,827)
Exchange differences	(5)	—	(120)	(1)	(126)

At 31 December 2013	28	—	502	131	661

At 1 January 2014	28	—	502	131	661
Charge for the year	284	—	480	132	896
Disposals	—	—	(201)	—	(201)
Exchange differences	1	—	21	—	22

At 31 December 2014	313	—	802	263	1,378

Carrying amount

At 31 December 2013	1,208	—	875	251	2,334

At 31 December 2014	1,303	150	730	203	2,386

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

9. INVENTORIES

	2014 £‘000	2013 £‘000
Finished goods and goods for resale	42,874	34,454
Write down on inventories	(7,846)	(7,339)

	35,028	27,115

In the year ended 31 December 2014, £73,235,000 (2013: £57,735,000) of inventories is included in the Consolidated Statement of Comprehensive Income in cost of sales. An amount of £1,954,000 (2013: £5,995,000) for write down of inventories has been included within other administrative expenses in the Consolidated Statement of Comprehensive Income for the year ended 31 December 2014.

10. TRADE AND OTHER RECEIVABLES

	2014 £‘000	2013 £‘000
Trade receivables	70,013	55,241
Provision for impairment of trade receivables	(645)	(1,060)

Trade receivables, net	69,368	54,181

Prepayments and accrued income	3,548	1,577
Salary advance to director	—	32

	72,916	55,790

Trade receivables that are less than 60 days past due are not considered impaired. As of 31 December 2014, trade receivables of £15,857,000 (2013:£9,334,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2014 £‘000	2013 £‘000
Up to two months	11,203	5,259
Two to six months	4,654	4,075

	15,857	9,334

As at 31 December 2014, trade receivables of £645,000 (2013: £1,060,000) were considered to be impaired and provided for. The individually impaired receivables mainly relate to wholesalers/distributors, which are in unexpectedly difficult economic situations. The ageing of these receivables is as follows:

	2014 £‘000	2013 £‘000
Two to six months	62	22
Over six months	583	1,038

	645	1,060

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

10. TRADE AND OTHER RECEIVABLES (continued)

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

Currency	2014 £‘000	2013 £‘000
Sterling	38,292	29,726
Euro	12,717	11,196
Dollar	5,224	4,591
Other currencies	13,135	8,668

	69,368	54,181

Movements on the Group’s provision for impairment of trade receivables are as follows:

	2014 £‘000	2013 £‘000
At 1 January	1,060	1,516
Provision for receivables impairment	475	11
Receivables written off during the year as uncollectible	(890)	(363)
Unused amounts reversed	—	(104)

At 31 December	645	1,060

The creation and release of provision for impaired receivables have been included in ‘other administrative expenses’ in the Consolidated Statement of Comprehensive Income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within trade and other receivables do not contain impaired assets.

Trade receivables are usually due within 80 days and do not bear any effective interest rate. All trade receivables except the factored portion of the Retail Generics segment are subject to credit risk exposure. However the Group does not identify specific concentration of credit risk with regards to trade receivables, as the amount recognised resemble a large number of receivables from various customers.

The fair value of these short term financial assets is not individually determined as the carrying amount is a reasonable approximation of fair value.

11. CASH AND CASH EQUIVALENTS

	2014 £‘000	2013 £‘000
Cash at bank and in hand	21,164	57,384
Short-term bank deposits	6,616	5,406

	27,780	62,790

The effective interest rate on short-term bank deposits was 8.4% (2013: 8.5%). These deposits have an average maturity of 112 days (2013: 120 days).

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

12. SHARE CAPITAL

	2014 £‘000	2013 £‘000
Allotted, called up and fully paid:
14,058,617 A1 ordinary shares of 0.5 pence each (2013: 14,058,617 A1 ordinary shares of 0.5 pence each)	70	70
405,939 A2 ordinary shares of 0.5 pence each (2013: 405,939 A2 ordinary shares of 0.5 pence each)	2	2
1,180,877 A3 ordinary shares of 0.5 pence each (2013: 1,180,877 A3 ordinary shares of 0.5 pence each)	6	6
900,000 B ordinary shares of 0.5 pence each (2013: 900,000 B ordinary shares of 0.5 pence each)	5	5
900,000 C ordinary shares of 0.01 pence each (2013: 900,000 C ordinary shares of 0.01 pence each)	—	—
1,568,000 E ordinary shares of 0.7 pence each (2013: 1,568,000 E ordinary shares of 0.7 pence each)	11	11

	94	94

During the prior year, the Company issued 98,820 C ordinary shares with a par value of 0.01 pence each for consideration of £101,000, which resulted in a credit to share capital of £1,000 and to share premium of £100,000.

13. DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets

	Intangible assets £‘000	Property, plant and equipment £‘000	Other assets £‘000	Unused tax losses £‘000	Total £‘000
At 1 January 2013	341	50	8	554	953
Recognised in income	(154)	(14)	(8)	(435)	(611)
Reclassification	—	3	—	—	3

At 31 December 2013	187	39	—	119	345

	Intangible assets £‘000	Property, plant and equipment £‘000	Other assets £‘000	Unused tax losses £‘000	Total £‘000
At 1 January 2014	187	39	—	119	345
Recognised in income	(55)	21	—	(119)	(153)
Exchange differences	—	(1)	—	—	(1)

At 31 December 2014	132	59	—	—	191

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

13. DEFERRED TAX ASSETS AND LIABILITIES (continued)

Deferred tax liabilities

	Intangible assets £‘000	Property, plant and equipment £‘000	Other liabilities £‘000	Unused tax losses £‘000	Total £‘000
At 1st January 2013	68,885	42	—	—	68,927
Recognised on acquisition
Abcur (note 20)	2,181	—	—	205	2,386
Recognised in income	(13,092)	16	—	—	(13,076)
Reclassification	—	3	—	—	3
Exchange differences	—	(2)	—	—	(2)

At 31 December 2013	57,974	59	—	205	58,238

	Intangible assets £‘000	Property, plant and equipment £‘000	Other liabilities £‘000	Unused tax losses £‘000	Total £‘000
At 1st January 2014	57,974	59	—	205	58,238
Recognised on acquisition
Focus (note 20)	7,005	—	—	—	7,005
Recognised in income	(5,572)	87	—	218	(5,267)
Exchange differences	—	3	—	—	3

At 31 December 2014	59,407	149	—	423	59,979

Unrecognised deferred taxes

	2014 £‘000	2013 £‘000
India	1,005	901
UK	1,047	1,262

The unrecognised deferred tax is related to tax losses for Indian subsidiaries which will expire in year 2018. For UK entities the losses pertain to December 2012. Deferred tax assets on the tax losses have not been recognised as the realisation of the related tax benefit through the future taxable profits cannot be forecast with sufficient certainty.

14. TRADE AND OTHER PAYABLES

	2014 £‘000	2013 £‘000
Trade payables	14,788	10,647
Accruals	29,530	30,398

	44,318	41,045

Trade payables are non-interest bearing and are settled on an average 43 days (2013: 49 days). Accruals have an average term of 90 to 120 days until they are settled.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

15. OTHER LIABILITIES

	2014 £‘000	2013 £‘000
Social security and other taxes	5,415	4,721
Other creditors	21,532	8,785

	26,947	13,506

16. OPERATING LEASES

The Group’s minimum operating lease payments are as follows:

	2014 Land and buildings £‘000	2013 Land and buildings £‘000
Within one year	775	1,084
Between two and five years	1,611	2,727
More than 5 years	77	—

	2,463	3,811

Lease costs recognised as an expense during the year amount to £1,429,000 (2013: £1,039,000). No sublease income is expected as all assets held under lease agreements are used exclusively by the Group.

No operating lease agreements contain any contingent rent clauses.

The Group did not have any finance leases at 31 December 2014 (2013: Nil)

17. FINANCIAL INSTRUMENTS

Monitoring of financial risk is part of the Board’s ongoing risk assessment process.

The Group uses financial instruments, comprising cash, short term and long terms borrowings, trade receivables and trade payables, which arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Group’s operations.

Financial assets are measured at amortised cost or fair value and comprise trade receivables, accrued income, interest rate swaps and cash and cash equivalents. Financial liabilities are measured at amortised cost or fair value and comprise trade payables, accruals, other creditors, interest rate swaps and long and short term borrowings.

Credit risk

The Group’s principal financial assets are bank balances, cash and trade receivables, which represent the Group’s maximum exposure to credit risk in relation to financial assets.

The Group’s credit risk is primarily attributable to its trade receivables. Credit risk is managed by monitoring the aggregate amount and duration of exposure to any one customer depending upon their credit rating. Where export customers are granted credit terms, credit insurance of some, or all of the balances is generally sought. The amounts presented in the Statement of Financial Position are net of allowances for doubtful debts, estimated by management based on prior experience and their assessment of the current economic environment.

The Group has no significant concentration of credit risk with exposure spread over a large number of counterparties and customers.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

17. FINANCIAL INSTRUMENTS (continued)

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash held at variable rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. During 2014, the Group’s borrowings at variable rate were denominated in UK sterling (£) and Euro (€).

The Group does not have significant interest-bearing assets and therefore the Group’s income and operating cash flows are substantially independent of changes in market interest rates.

The Group finances its operations through a mixture of retained profits and bank facilities. Bank borrowings are made using variable interest rates and loan notes have a fixed 12% interest rate.

An interest rate sensitivity analysis assumes an instantaneous 100 basis point change in interest rates in all currencies from their levels at 31 December 2014, with all other variables held constant. Based on the composition of the Group’s debt portfolio as at 31 December 2014, a 1% increase/decrease in interest rates would result in an additional £8,796,648 (2013: £9,499,698) in interest expense/income for the year.

	2014
	Fixed rate £‘000	Floating rate £‘000
Financial liabilities
Interest bearing loans and borrowings	—	958,186

Financial assets
Cash and cash equivalents	—	27,780

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

17. FINANCIAL INSTRUMENTS (continued)

	2013
	Fixed rate £‘000	Floating rate £‘000
Financial liabilities
Interest bearing loans and borrowings	—	974,407

Financial assets
Cash and cash equivalents	—	62,790

Liquidity risk

Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group finance. Group finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities (note 19) at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance and compliance with internal balance sheet ratio targets.

Currency risk

The Group is exposed to translation and transaction foreign exchange risk. In relation to translation risk the proportion of assets held in the foreign currency are matched to an appropriate level of borrowings in the same currency. Transaction exposures are hedged when known, mainly using the forward exchange hedge market.

Capital management

The Group’s objectives when managing capital (retained profits and borrowings) are to safeguard the Group’s ability to continue as a going concern, support the growth of the business and to maintain an optimal capital structure to reduce the cost of borrowing. The Board of Directors review the Group’s funding requirements annually. The financing of the Group consists of borrowings (see note 19, ‘Long term and short term borrowings’), cash and cash equivalents and shareholders’ equity (see ‘Consolidated Statement of Changes in Equity’).

The Group seeks to hedge its exposures using a variety of financial instruments, with the objective of minimising the impact of fluctuations in exchange rates on future transactions and cash flows.

£105.41 million (2013: £91.29 million) of the sales of the Group’s business is to customers in continental Europe/foreign markets. The majority of these sales are invoiced in the currencies of the customers involved. The Group policy is to minimise all currency exposures on any balance not expected to mature within 60 days of its arising through the use of forward currency contracts, however there were none in place at the year end. All other sales of UK business are denominated in sterling.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

17. FINANCIAL INSTRUMENTS (continued)

The tables below show the extent to which Group companies have monetary assets and liabilities in currencies other than the presentation currency of the Group.

Functional currency of operation

	Net foreign currency monetary assets/ (liabilities)
	US Dollars £000	Euro £000	Indian Rupees £000	Other currencies £000	Total £000
2014
Sterling	4,843	8,905	—	10,803	24,551
Indian Rupees	—	—	6,760	—	6,760
Euro	—	27	—	—	27
Swedish Krona	634	161	—	2,396	3,191
United Arab Emirates Dirham	—	—	—	7	7
Hong Kong Dollar	—	—	—	16	16

	5,477	9,093	6,760	13,222	34,552

	Net foreign currency monetary assets/ (liabilities)
	US Dollars £000	Euro £000	Indian Rupees £000	Other currencies £000	Total £000
2013
Sterling	6,623	16,664	(4)	14,505	37,788
Indian Rupees	—	—	7,227	—	7,227
Swedish Krona	—	—	—	1,547	1,547

	6,623	16,664	7,223	16,052	46,562

Fair value of financial assets and liabilities

The fair value of a financial asset or liability is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For the financial assets and liabilities of the Group, the fair values have been estimated as described below:

Cash and cash equivalents	-	approximates to the carrying amount;
Short-term borrowings	-	approximates to the carrying amount because of the short maturity of these instruments;
Long-term borrowings	-	approximates to the carrying amount in the case of floating rate bank loans and other loans;
Receivables and payables	-	approximates to the carrying amount.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

17. FINANCIAL INSTRUMENTS (continued)

FINANCIAL INSTRUMENTS- FAIR VALUES AND RISK MANAGEMENT

A)	Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value

31 December 2014		Carrying amount					Fair value
£000’s	Note	Designated at fair value	Fair value hedging instruments	Loans and receivables	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value
Interest rate swaps		—	61	—	—	61	—	61	—	61

		—	61	—	—	61	—	61	—	61

Financial assets not measured at fair value
Trade and other receivables	10	—	—	72,916	—	72,916	—	—	—	—

Cash and cash equivalents	11	—	—	27,780	—	27,780	—	—	—	—

		—	—	100,696	—	100,696	—	—	—	—

Financial liabilities measured at fair value
Interest rate swaps		—	(3,191)	—	—	(3,191)	—	(3,191)	—	(3,191)

Focus contingent consideration (2014)	20	(17,155)	—	—	—	(17,155)	—	—	(17,155)	(17,155)

Abcur contingent consideration (2013)	20	(3,318)	—	—	—	(3,318)	—	—	(3,318)	(3,318)

		(20,473)	(3,191)	—	—	(23,664)	—	(3,191)	(20,473)	(23,664)

Financial liabilities not measured at fair value
Secured bank loans	19	—	—	—	(905,494)	(905,494)	—	—	—	—

Fixed unsecured loan notes 2052	19	—	—	—	(40,913)	(40,913)	—	—	—	—

Trade payables	14	—	—	—	(44,318)	(44,318)	—	—	—	—

		—	—	—	(990,725)	(990,725)	—	—	—	—

31 December 2013		Carrying amount					Fair value
£000’s	Note	Designated at fair value	Fair value hedging instruments	Loans and receivables	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value

Interest rate swaps		—	1,490	—	—	1,490	—	1,490	—	1,490

		—	1,490	—	—	1,490	—	1,490	—	1,490

Financial assets not measured at fair value

Trade and other receivables	10	—	—	55,790	—	55,790	—	—	—	—

Cash and cash equivalents	11	—	—	62,790	—	62,790	—	—	—	—

		—	—	118,580	—	118,560	—	—	—	—

Financial liabilities measured at fair value

Interest rate swaps		—	(158)	—	—	(158)	—	(158)	—	(158)

Abcur contingent consideration (2013)	20	(2,213)	—	—	—	(2,213)	—	—	(2,213)	(2,213)

		(2,213)	(158)	—	—	(2,371)	—	(158)	(2,213)	(2,371)

Financial liabilities not measured at fair value
Secured bank loans	19	—	—	—	(466,250)	(466,250)	—	—	—	—

Fixed unsecured loan notes 2052	19	—	—	—	(330,231)	(330,231)	—	—	—	—

Trade payables	14	—	—	—	(41,045)	(41,045)	—	—	—	—

		—	—	—	(837,526)	(837,526)	—	—	—	—

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

17. FINANCIAL INSTRUMENTS (continued)

B)	Measurement of fair values

i) Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair values

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurements
Interest rate swaps	Market comparison technique: The fair values are based on bank quotes. Similar contracts are traded in an active market and the quotes reflect the actual transactions in similar instruments	Not applicable	Not applicable

Focus contingent consideration (2014)	Discounted cash flows: The valuation model considers the present value of expected payment, discounted using a risk - adjusted discount rate. The expected payment is determined by considering the possible scenarios of gross profit threshold, receiving market authorisations and ensuring continuity of supply of the products, the amount to be paid under each scenario and the probability of each scenario.	Gross profit thresholds for 12 months ending December 2015 and 2016, subject to a cap of £7 million and £4 million respectively. Contingent consideration of £934k paid in January 2015 contributes to the estimate of fair value.	The estimated fair value would decrease if: - the annual gross profit growth rates were lower.

Abcur contingent consideration (2013)	Discounted cash flows: The valuation model considers the present value of expected payment, discounted using a risk - adjusted discount rate. The expected payment is determined by considering the possible scenarios of forecast revenue and EBITDA , the amount to be paid under each scenario and the probability of each scenario	Certain revenue and EBITDA thresholds for 12 months ending November 2014 and 2015 and also SEK 500k is payable for every 1% outperformance (subject to cap of 20%) of EBITDA and revenue thresholds. Contingent consideration of £1.3 million paid in January 2015 contributes to the estimate of fair value.	The estimated fair value would increase/(decrease) if: - the annual revenue growth rate were lower, -the EBITDA margin were lower or;- the risk adjusted discount rate were lower/ (higher). Generally, a change in the annual revenue growth rate is accompanied by a directionally similar change in EBITDA.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

17. FINANCIAL INSTRUMENTS (continued)

B)	Measurement of fair values (continued)

ii) Level 3 fair values

Reconciliation of Level 3 fair values

The following table shows reconciliation from the opening balances to the closing balances for Level 3 fair values.

Contingent consideration
Balance as at 1 January 2013	(851)
Paid during the year	851
Assumed in business combination (note 20)	(2,213)

Balance as at 31 December 2013	(2,213)

Balance as at 1 January 2014	(2,213)
Recognised in profit and loss account (Abcur)	(1,105)
Assumed in business combination (note 20)	(17,155)

Balance as at 31 December 2014	(20,473)

Sensitivity analysis

Focus contingent consideration:

Management have assumed that the earn out targets will be reached in period one and period two and have therefore recognised the maximum fair value payable. In order for the contingent consideration to be affected, it would require a fall in forecast gross profit of 19% in earn out period one and 57% in earn out period two. The second element of the contingent consideration is in respect of securing approval for particular Market Authorisations. The current fair value assumes these Market Authorisations will be approved, if this is not achieved then this element of the contingent consideration would reduce to £nil.

Abcur contingent consideration:

The fair value of the contingent consideration is based upon two earn out period calculations with target revenue and EBITDA figures for November 2014 and November 2015. In January 2015 a payment was made in respect of the first earn out period and this has been deemed to be fair value and further sensitivity analysis is not considered necessary. Management have assumed the maximum earn out targets will be reached in period two and have therefore recognised the maximum fair value amount. In order for this element of the contingent consideration to be affected it would require a fall in forecast revenue of 14 % and a fall in forecast EBITDA of 17%.

18. CAPITAL COMMITMENTS

At 31 December 2014, the Group had entered into a contract to purchase property, plant and equipment of £566,000 (2013: £nil). These commitments are expected to be settled in the following financial year.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

19. LONG TERM AND SHORT TERM BORROWINGS

On 28 November 2014 the group successfully completed a refinancing process, which involved raising new debt and paying off the Mezzanine debt. The proceeds were used to make a more efficient use of borrowings by paying off the Mezzanine debt and to make repayments to the fixed unsecured loan notes 2052.

	2014 £‘000	2013 £‘000
Short-term borrowings:
Senior Debt A	25,957	—
Senior Debt A1	—	6,000
Senior Debt A2	—	4,000
Interest accrued	3,391	248
Arrangement fees capitalised	(7,228)	(5,417)

	22,120	4,831

Long-term borrowings:
Senior Debt A	133,493	—
Senior Debt A1	—	51,600
Senior Debt A2	—	34,400
Senior Debt B1	352,332	155,000
Senior Debt B2	343,949	165,250
Acquisition facility	49,763	50,000
Mezzanine	—	128,422
Arrangement fees capitalised	(18,947)	(17,906)
Fixed unsecured loan notes 2052	52,692	379,735

	913,282	946,501

The borrowings are denominated in UK Sterling (£) currency except Senior Debt B2 being denominated in Euro (€).

Analysis by maturity	2014
	Bank loan £‘000	Loan notes	Interest accrued on loan notes	Interest accrued on bank loan £‘000	Arrangement fees £‘000	Total £‘000
Within one year	25,957	—	—	3,391	(7,228)	22,120
In the second year	35,227	—	—	—	(6,397)	28,830
In third year	65,671	—	—	—	(5,256)	60,415
In the fourth year	82,358	—	—	—	(4,062)	78,296
In the fifth year	696,281	—	—	—	(3,232)	693,049
Thereafter	—	40,913	11,779	—	—	52,692

Total	905,494	40,913	11,779	3,391	(26,175)	935,402

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

19. LONG TERM AND SHORT TERM BORROWINGS (continued)

Analysis by maturity	2013
	Bank loan £‘000	Loan notes £‘000	Interest accrued on loan notes	Interest accrued on bank loan £‘000	Mezzanine debt £‘000	Arrangement fees £‘000	Total £‘000
Within one year	10,000	—	—	248	—	(5,417)	4,831
In the second year	14,000	—	—	—	—	(5,136)	8,864
In third year	19,000	—	—	—	—	(4,769)	14,231
In the fourth year	47,000	—	—	—	—	(4,258)	42,742
In the fifth year	47,000	—	—	—	—	(3,742)	43,258
Thereafter	329,250	330,231	49,503	—	128,422	—	837,406

	466,250	330,231	49,503	248	128,422	(23,322)	951,332

The Group borrowings consist of term loans, namely Senior Debt A and Senior Debt B1 and B2. Senior Debt A is repayable in installments with the final payment falling due on 31 December 2018. The Senior Debt B is repayable on 31 December 2019.

Interest is charged at 4% above 3 month LIBOR for Senior Debt A, 5.25% above 3 month LIBOR for Senior Debt B1 and 4.75% above 3 month EURIBOR for Senior Debt B2.

The initial costs of establishing the loan facility are being amortised over term of the loan.

The bank term loan facility is secured by a cross debenture and guarantee between Amdipharm Mercury Debtco Limited, Amdipharm Mercury Newco Limited, Amdipharm Mercury Holdco UK Ltd, Amdipharm Mercury Midco UK Limited, Amdipharm Mercury UK Limited, Mercury Pharma Group Limited, Mercury Pharmaceuticals Limited, Mercury Pharma (Generics) Limited, Mercury Pharma Overseas Limited, Mercury Pharma International Limited, Amdipharm AG, Amdipharm International Ltd, Amdipharm Sales & Marketing Ltd, Amdipharm Marketing Ltd, Amdipharm Ltd and by a debenture granting fixed and floating security over all assets of the above mentioned companies with the company’s lending banks.

The Group has an undrawn revolving loan facility of £24.25 million (2013: £24.65 million) and acquisition facility commitments of £nil (2013: £25 million) as at 31 December 2014. The revolving loan facility is subject to commitment fees of 1.6% per annum and is valid for the remaining life of the term loans.

The Company issued a first tranche of A1 fixed rate unsecured loan notes 2052 worth £244.32 million on 31 August 2012 and a second tranche of £153.64 million on 31 October 2012. £11.41 million of A2 fixed rate unsecured loan notes 2052 and £33.82 million of A3 fixed rate unsecured loan notes 2052 were also issued by the Group on 31 October 2012. The Series A1 loan notes carry the same rights and rank pari passu among themselves, and both the A1, A2 and A3 loan notes mature in 2052.

An amount of £369.20 million including interest has been paid during 2014.

The Company had originally issued the A1 loan notes to the Cinven funds and certain private shareholders, A2 loan notes to Cinven funds and the management team of Amdipharm Mercury Group Limited (formerly known as Mercury Pharma Group Limited) and A3 Loan notes to Verdot Limited (the management team of the Amdipharm group). The loan notes confer upon the holders the right to receive interest at a rate of 12 per cent per annum, compounding annually.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

20. ACQUISITIONS

On 1 October 2014, Mercury Pharma Group limited purchased 100% of the ordinary shares of Focus Pharmaceuticals Limited, a company incorporated in the United Kingdom.

Focus specialise in the licensing and marketing of generic products in the UK. The company’s range currently comprises of over 60 different molecules, ranging across almost all different types of formulation and therapeutic areas.

Since Mercury Pharma Group Limited is under the control of Amdipharm Mercury Limited, the results of the acquired business are included from the date of acquisition in the statement of comprehensive income.

The acquisition was for net cash of £45.17 million (including cash acquired) and a total consideration of £65.16 million. Focus Pharmaceuticals limited had a turnover of £38.37 million and a profit before tax of £4.13 million for the year, of which £9.50 million of turnover and £0.89 million of profit before tax related to the period since acquisition are included in Group accounts.

The following table summarises the consideration paid for Focus Pharmaceuticals Limited and the amounts of the assets acquired and liabilities assumed recognised at the acquisition date, as well as the fair value at the acquisition date. The valuations in the table are provisional fair values and may change in the future.

	Book value £‘000	Fair value adjustment £‘000	Fair value £‘000
Intangible assets	—	35,027	35,027
Machinery and equipment	166	—	166
Inventories	3,934	—	3,934
Trade and other receivables	4,901	—	4,901
Cash and cash equivalents	2,835	—	2,835
Trade and other payables	(7,841)	—	(7,841)
Corporation tax	217	—	217
Other liabilities	(408)	—	(408)
Deferred tax liability	—	(7,005)	(7,005)
Net identifiable assets and liabilities	3,804	28,022	31,826

Goodwill on acquisition (note 7)			33,330

Total purchase consideration			65,156

Less: Cash acquired			(2,835)
Less: contingent consideration			(17,155)

Cash outflow on acquisition			45,166

The goodwill is mainly attributable to the synergies expected to be achieved from integrating the company into the Group’s existing business and also on expansion of Focus product portfolio into the Group’s international sales network. None of this goodwill is expected to be tax deductible.

The Group has agreed to pay the selling shareholders over a period of 3 years additional consideration of £20.93 million (present value £17.16 million) based on the company meeting a gross profit threshold, receiving Market Authorisation approval for certain molecules and continuity of supply of the products relating to relevant contracts, for the period ending December 2015 and 2016. In January 2015, an amount of £0.93 million has been paid to the selling shareholders as part payment towards the contingent consideration.

Acquisition-related costs amounting to £1,241,000 has been shown within non-recurring items in the Statement of Comprehensive Income (see note 21) for the period ended 31 December 2014.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

20. ACQUISITIONS (continued)

On 5 December 2013, Mercury Pharma Group Limited purchased 100% of the ordinary shares of Abcur AB, a company incorporated in Sweden from Vimixor AB. It operates within the Nordic Markets of Sweden, Finland, Norway, Denmark and Iceland and has a number of therapeutic areas, including the treatment of addiction, intensive care, pain and anaesthesia.

Since Mercury Pharma Group Limited is under the control of Amdipharm Mercury Limited, the results of the acquired business are included from the date of acquisition in the Statement of Comprehensive Income.

The acquisition was for net cash of £11.12 million (including cash acquired) and a total consideration of £12.70 million. Abcur Ab had a turnover of £7.00 million and a profit of £1.40 million for the year, of which £0.80 million of turnover and £0.20 million of profit after tax related to the period since acquisition are included in Group accounts for the year, ended 31 December 2013.

The following table summarises the consideration paid for Abcur AB and the amounts of the assets acquired and liabilities assumed recognised at the acquisition dare, as well as the fair value at the acquisition date. The valuations in the table are provisional fair values and may change in the future.

	Book value £‘000	Fair value adjustment £‘000	Fair value £‘000
Intangible assets	—	9,915	9,915
Machinery and equipment	19	—	19
Inventories	989	—	989
Trade and other receivables	1,630	—	1,630
Cash and cash equivalents	90	—	90
Trade and other payables	(688)	—	(688)
Corporation tax	(71)	—	(71)
Other liabilities	(253)	—	(253)
Liability to group company	(717)	—	(717)
Deferred tax liability	(205)	(2,181)	(2,386)
Net identifiable assets and liabilities	794	7,734	8,528

Goodwill on acquisition (note 7)			4,176

Total purchase consideration			12,704

Less: Cash acquired			(90)
Less: Contingent consideration			(2,213)
Add: Liability to Group company			717

Cash outflow on acquisition			11,118

The Group has agreed to pay the selling shareholders in 2 years’ time additional consideration of £2.20 million based on the company meeting certain revenue and EBITDA thresholds for the 12 months ending November 2014 and November 2015. More specifically, contingent consideration of £0.05 million is payable for every 1% outperformance (subject to cap of 20%) of EBITDA and revenue thresholds. In January 2015, an amount of £1.30 million has been paid to selling shareholders as part payment towards the contingent consideration.

Acquisition-related costs amounting to £450,000 have been shown within non-recurring items in the Statement of Comprehensive Income (see note 21) for the year ended 31 December 2013.

Goodwill is attributable to portfolio optimisation opportunities between Group and Abcur along with the future product pipeline from the Abcur business. None of this goodwill is expected to be tax deductible.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

21. ACQUISITION, DEAL TRANSACTION COSTS AND NON RECURRING ITEMS

	2014 £‘000	2013 £‘000
Dual sourcing and other operations projects	6,118	250
Integration costs	3,958	7,217
Project P3	1,835	—
Acquisition and deal transaction costs	1,778	484
Others	185	172

	13,874	8,123

Dual sourcing and other operational projects include one-off costs incurred through the diversification of the company’s sources of finished dosage and active product ingredients for the top products. The expenditure is primarily related to the transfer of technologies, validation of sample batches and stability studies.

Integration costs consist of legal and professional fees incurred in relation to employee related settlement payments, project management, infrastructure costs and similarly identifiable expenditure.

Project P3 costs consist of one-off expenditure incurred by the company in updating the summary of product characteristics for the legacy Amdipharm portfolio across all territories in line with regulatory requirements.

Acquisition and deal costs consists primarily of advisor fees incurred for the due diligence work for acquisitions projects, along with related stamp duty and legal costs for post acquisition restructuring.

22. SUBSIDIARY UNDERTAKINGS

At 31 December 2014 the Company held more than 20% of the allotted share capital of the following significant undertakings. All subsidiary undertakings are wholly owned.

Name	Country of registration or incorporation	Class of capital held
Intermediate holding Companies
Amdipharm Mercury Holdco Limited	Jersey	Ordinary shares
Amdipharm Mercury Midco Limited	Jersey	Ordinary shares
Amdipharm Mercury Debtco Limited	Jersey	Ordinary shares
Amdipharm Mercury Newco Limited	Jersey	1 pence ordinary shares
Amdipharm Mercury Holdco UK Limited	England and Wales	£1 ordinary shares
Amdipharm Mercury Midco UK Limited	England and Wales	£1 ordinary shares
Amdipharm Mercury UK Limited	England and Wales	1 pence ordinary shares
Midas Bidco Limited	England and Wales	1 pence ordinary shares
Mercury Pharma Group Limited	England and Wales	5 pence ordinary shares
Mercury Pharmaceuticals (Ireland) Limited	Ireland	Ordinary shares
Amdipharm Holdings SàRL	Luxemburg	Ordinary shares
Amdipharm Coöperatief UA	Netherlands	Capital Account
Focus Pharma Holdings Limited	England and Wales	Ordinary shares
Holding companies for intellectual property rights
Amdipharm AG	Switzerland	Ordinary shares
Amdipharm Mercury International Limited	Jersey	Ordinary shares
Exploitation of intellectual property
Amdipharm BV	Netherlands	Ordinary shares
Amdipharm Limited	Ireland	Ordinary shares
Amdipharm Sales and Marketing Limited	Jersey	Ordinary shares
Amdipharm UK Limited	England and Wales	Ordinary shares

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

22. SUBSIDIARY UNDERTAKINGS (continued)

Marketing and distribution of pharmaceutical products
Mercury Pharmaceuticals Limited	England and Wales	£1 ordinary shares
Mercury Pharma (Generics) Limited	England and Wales	£1 ordinary shares
Mercury Pharma International Limited	Ireland	Ordinary shares
Mercury Pharma Overseas limited	Ireland	Ordinary shares
MercuryPharm Limited	Ireland	Ordinary shares
Goldshield Healthcare Private Limited	India	Ordinary shares
Abcur AB	Sweden	Ordinary shares
Focus Pharmaceuticals Limited	England and Wales	£1 ordinary shares
Exploitation of pharmaceutical licences
Amdipharm Marketing Limited	England and Wales	Ordinary shares
Amdipharm BV International	Netherlands	Ordinary shares
Management services
Amdipharm Mercury Company Limited	England and Wales	£1 ordinary shares
Amdipharm Mercury Middle East FZ-LLC	United Arab Emirates	Ordinary shares
Amdipharm Mercury (Hong Kong) Limited	Hong Kong	Ordinary shares
Amdipharm Mercury Services Private Limited	India	Ordinary shares
AMCo GmBH	Germany	Ordinary shares
AMCo S.r.l. Milan	Italy	Ordinary shares
Amdipharm Mercury Pharma Pty Ltd.	Australia	Ordinary shares
AMCo France Sarl Paris	France	Ordinary shares
Mercury RSA Pty Limited	South Africa	Ordinary shares
Development of Wellbeing villages and resorts
Goldshield Real Estate Private Limited	India	Ordinary shares
Finance company
WIHL Finance PLC	England and Wales	Ordinary shares

23. CONTINGENT LIABILITIES

Indemnities and guarantees

The Group has given indemnities in respect of advance payments, contingent purchase consideration and import duty guarantees issued on its behalf in the normal course of business. The indemnities given at 31 December 2014 were £490,000 (2013: £337,000).

24. RELATED PARTIES

Fixed rate unsecured loan notes 2052 totalling £43.17 million (2013: £311.15 million), as disclosed in note 19, are in issue to the following identified related parties: Fifth Cinven Fund (No. 1) Limited Partnership; Fifth Cinven Fund (No. 2) Limited Partnership; Fifth Cinven Fund (No. 3) Limited Partnership; Fifth Cinven Fund (No. 4) Limited Partnership; Fifth Cinven Fund (No. 5) Limited Partnership; Fifth Cinven Fund (No. 6) Limited Partnership; Fifth Cinven Fund FCP-SIF; Fifth Cinven Fund Co-Investment Partnership. In addition, the key management personnel of Amdipharm Mercury Limited have fixed unsecured loan notes 2052 totalling £0.81 million (2013: £5.86 million). The total interest expensed to Comprehensive Income during the year was £35.39 million (2013: £33.79 million).

During the year, a monitoring fee of £250,000 (2013: £250,000) was charged by Cinven Partners LLP, a member of the Cinven group of companies and an administration fee of £173,000 (2013:£174,000) was charged by Aztec Financial Services (Jersey) Limited, a member of Aztec Group.

Amdipharm Mercury Limited

Consolidated financial statements for the year ended 31 December 2014

Notes to the Consolidated Financial Statements (continued)

25. POST BALANCE SHEET EVENTS

On 2 June 2015 Mercury Pharma Group Limited purchased 100% of the ordinary shares of Primegen Limited (“Primegen”), a specialty pharma business based in the UK for an initial consideration of £45 million and contingent consideration of £22.50 million. Primegen sells a number of niche medicines, predominantly in the UK, and has an attractive pipeline of UK and international registrations.

On 31 July 2015 the Group acquired an Australian company Boucher and Muir Pty Ltd (BNM) for an initial consideration of £6.59 million and contingent consideration of £2.95 million. BNM sells specialist medical products ranging from vaccines to anaesthetics, as well as more general products such as solid dose tablets and capsules.

Since BNM is under the control of Amdipharm Mercury Limited, the results of the acquired business will be included from the date of acquisition in the statement of comprehensive income. Full disclosure of this acquisition under IFRS 3 will be included within the consolidated financial statements for the year ended 31 December 2015.

On 8 September 2015, the Group’s ultimate controlling party, Cinven, announced it had entered into a definitive agreement to sell the Group to Concordia Healthcare Corp. (“Concordia”) for US$3.5 billion to be paid through a combination of cash, common shares of Concordia, and performance-based earn-out payable in cash. The acquisition has been approved by the Board of Directors of both Concordia and Cinven, and is strongly supported by the Amdipharm Mercury Limited management team.

Amdipharm Mercury Limited

Condensed financial statements

For the period ended 30 June 2015

11-15 Seaton Place,

ST Heller,

Jersey

JE4 0QH

Amdipharm Mercury Limited

Condensed financial statements for the period ended 30 June 2015

Company registration number: 111126

Registered office:

11-15 Seaton Place,

ST Helier,

Jersey

JE4 0QH

Board of Directors:

Simon Radford

Mark Wanless

Aztec Directors Limited

Supraj Rajagopalan

Alexander Leslie

Jeremy Caplan

Auditor:

KPMG LLP

Botanic House,

100 Hills Road,

Cambridge,

CB2 1AR,

United Kingdom.

1

Amdipharm Mercury Limited

Condensed financial statements for the period ended 30 June 2015

2

Amdipharm Mercury Limited

Condensed financial statements for the period ended 30 June 2015

Condensed Consolidated Statement of Comprehensive Income

		Six months ended 30 June 2015 £‘000	Six months ended 30 June 2014 £‘000	Twelve months ended 31 December 2014 £‘000
	Notes	(unaudited)	(unaudited)	(audited)

Revenue	4	165,220	142,584	292,804
Cost of sales		(45,796)	(33,056)	(73,235)

Gross profit		119,424	109,528	219,569

Other income		156	118	331
Distribution costs		(6,262)	(7,482)	(15,262)

Non recurring items	11	(4,774)	(4,705)	(13,874)
Other administrative expenses		(49,391)	(45,726)	(98,415)

Administrative expenses		(54,165)	(50,431)	(112,289)

Operating profit	5	59,153	51,733	92,349
Finance costs		(58,806)	(45,069)	(97,264)
Finance income		34,079	7,014	13,571

Profit before tax		34,426	13,678	8,656

Income tax charge	7	(8,053)	(5,688)	(2,453)

Profit for the financial period		26,373	7,990	6,203

Other comprehensive income/(expense)

Items that may be reclassified subsequently to profit or loss:
Currency translation differences		(4,113)	(1,066)	1,132

Other comprehensive (expense)/income for the period, net of tax		(4,113)	(1,066)	1,132

Total comprehensive profit for the period		22,260	6,924	7,335

The accompanying accounting policies and notes form an integral part of these condensed consolidated financial statements.

3

Amdipharm Mercury Limited

Condensed financial statements for the period ended 30 June 2015

Condensed Consolidated Statement of Financial Position

		As at 30 June 2015 £‘000	As at 30 June 2014 £‘000	As at 31 December 2014 £‘000
	Notes	(unaudited)	(unaudited)	(audited)
Assets
Non-current
Intangible assets		951,733	856,984	903,213
Property, plant and equipment		2,638	2,337	2,386
Deferred tax assets		141	304	191

		954,512	859,625	905,790

Current
Inventories		36,959	27,165	35,028
Trade and other receivables		81,358	61,736	72,916
Current tax asset		—	—	1,012
Other financial assets	8	—	1,490	61
Cash and cash equivalents		43,300	59,547	27,780

		161,617	149,938	136,797

Total assets		1,116,129	1,009,563	1,042,587

Equity
Share capital		94	94	94
Share premium		16,480	16,480	16,480
Profit and loss account		(17,804)	(42,390)	(44,177)
Currency translation reserve		(3,760)	(1,845)	353

Total equity		(4,990)	(27,661)	(27,250)

Liabilities
Non-current
Long-term borrowings	9	908,980	924,083	913,282
Deferred tax liabilities		65,340	55,408	59,979

		974,320	979,491	973,261

Current
Short-term borrowings	9	29,762	12,207	22,120
Trade and other payables		38,644	35,425	44,318
Other financial liabilities	8	29,267	158	3,191
Other liabilities		44,079	6,597	26,947
Current tax liabilities		5,047	3,346	—

		146,799	57,733	96,576

Total liabilities		1,121,119	1,037,224	1,069,837

Total equity and liabilities		1,116,129	1,009,563	1,042,587

The condensed consolidated financial statements are approved by the Board of Directors on 11 September 2015 and signed on their behalf by:

Mark Wanless, Director	Simon Radford, Director

The accompanying accounting policies and notes form an integral part of these condensed consolidated financial statements.

4

Amdipharm Mercury Limited

Condensed financial statements for the period ended 30 June 2015

Condensed Consolidated Statement of Changes in Equity

	Share capital £‘000	Share premium £‘000	Currency translation reserve £‘000	Profit and Loss account £‘000	Total equity £‘000

Balance at 1 January 2014	94	16,480	(779)	(50,380)	(34,585)

Comprehensive income
Profit for the financial period	—	—	—	7,990	7,990

Other comprehensive expense
Currency translation differences	—	—	(1,066)	—	(1,066)

Total comprehensive profit	—	—	(1,066)	7,990	6,924

Balance at 30 June 2014	94	16,480	(1,845)	(42,390)	(27,661)

Balance at 1 January 2014	94	16,480	(779)	(50,380)	(34,585)

Comprehensive income
Profit for the financial period	—	—	—	6,203	6,203

Other comprehensive income
Currency translation differences	—	—	1,132	—	1,132

Total comprehensive profit	—	—	1,132	6,203	7,335

Balance at 31 December 2014	94	16,480	353	(44,177)	(27,250)

Balance at 1 January 2015	94	16,480	353	(44,177)	(27,250)

Comprehensive income
Profit for the financial period	—	—	—	26,373	26,373

Other comprehensive expense
Currency translation differences	—	—	(4,113)	—	(4,113)

Total comprehensive profit	—	—	(4,113)	26,373	22,260

Balance at 30 June 2015	94	16,480	(3,760)	(17,804)	(4,990)

Currency translation differences recognised in other comprehensive income may be reclassified subsequently to the Statement of Comprehensive Income in future periods.

The accompanying accounting policies and notes form an integral part of these condensed consolidated financial statements.

5

Amdipharm Mercury Limited

Condensed financial statements for the period ended 30 June 2015

Condensed Consolidated Statement of Cash Flows

	Six months ended 30 June 2015 £‘000	Six months ended 30 June 2014 £‘000	Twelve months ended 31 December 2014 £‘000
	(unaudited)	(unaudited)	(audited)
Cash flows from operating activities
Result for the period before tax	34,426	13,678	8,656
Depreciation	594	430	896
Amortisation of intangible assets	23,913	21,145	44,749
Foreign exchange (gain)/loss on borrowings	(33,665)	(6,640)	(12,779)
Profit/(loss) on sale of assets	—	(1)	(3)
Finance costs	58,806	45,069	97,264
Finance income	(414)	(374)	(792)

	83,660	73,307	137,991
(Increase) in inventories	(1,444)	(50)	(3,979)
(Increase) in trade and other receivables	(7,994)	(5,945)	(12,225)
(Decrease) in provisions, trade payables and other liabilities	(7,587)	(12,530)	(8,690)
Taxes paid	(4,851)	(3,241)	(6,430)

Net cash inflow from operating activities	61,784	51,541	106,667

Cash flows from investing activities
Additions of:
- intangible assets	(1,370)	(1,050)	(2,978)
- property, plant and equipment	(862)	(431)	(781)
Proceeds on sale of assets	—	3	9
Acquisition of subsidiaries (net of cash acquired)	(45,400)	—	(45,166)
Interest received	414	374	792

Net cash outflow from investing activities	(47,218)	(1,104)	(48,124)

Cash flows from financing activities
Bank drawdowns	45,500	—	935,019
Bank repayments	(11,124)	(36,220)	(482,966)
Mezzanine debt paid	—	—	(128,422)
Arrangement fees paid	(894)	—	(11,427)
Interest paid	(29,146)	(17,251)	(38,906)
Fixed rate unsecured loan notes 2052 repayments	—	—	(289,318)
Interest paid on fixed rate unsecured loan notes 2052	—	—	(79,902)

Net cash inflow/(outflow) from financing activities	4,336	(53,471)	(95,922)

Net increase/(decrease) in cash and cash equivalents	18,902	(3,034)	(37,379)
Exchange gain/(loss) on cash and cash equivalents	(3,382)	(209)	2,369
Cash and cash equivalents at beginning of the year	27,780	62,790	62,790

Cash and cash equivalents at the end of the year	43,300	59,547	27,780

The accompanying accounting policies and notes form an integral part of these condensed consolidated financial statements.

6

Amdipharm Mercury Limited

Condensed financial statements for the period ended 30 June 2015

Notes to the Interim Financial Information for the six months ended 30 June 2015

1. General information

The condensed financial statements of Amdipharm Mercury Limited have been prepared for the six months ended 30 June 2015. These financial statements have been reviewed and not audited and were approved for issue by the Directors on 11 September 2015. Annual accounts for the year ended 31 December 2014 were approved by the Board of Directors on 11 September 2015. The report of the auditors on those financial statements was unqualified, and did not contain an emphasis of matter paragraph.

The principal activity of the Company is that of a holding company of the operating and group services businesses within the Group. The Group is engaged in the marketing and distribution of pharmaceutical products. It is intended that the company will continue in its present capacity in the coming year.

2. Basis of preparation

This half yearly financial report for the six months ended 30 June 2015 has been prepared in accordance with IAS 34, ‘Interim financial reporting’. The half yearly financial report should be read in conjunction with the annual report and financial statements for the year ended 31 December 2014, which have been prepared in accordance with International Financial Reporting Standards (IFRSs).

The Group recognised a profit of £26.37 million for the six months ended 30 June 2015 (six months ended 30 June 2014: £7.99 million). Consistent with this fact the financial statements have been prepared on a going concern basis which the Board of Directors believe is appropriate for the following reasons.

The Group is funded by a combination of ordinary share capital, cash holdings, bank term loans and loan notes. The bank term loans and revolving credit facilities are for a period of between 4 and 5 years. Repayments are on-going and primarily on a half yearly basis. As with other groups with similar financing structures, the banking facilities are subject to periodic covenant tests.

The Directors have prepared projections for the next fifteen months from the date of these financial statements, including sensitivity analysis on key assumptions made, and consider the forecasts to be reasonable and realistic.

On the basis of these projections, and based on the actual trading first 6 months of the year 2015, the Directors consider the Group will continue to operate within its facilities, remain compliant with its banking covenants and continue in operational existence for the foreseeable future. Hence the going concern basis is appropriate.

3. Accounting Policies

The accounting policies applied are consistent with those of the annual report and financial statements for the year ended 31 December 2014, as described in the Annual Report and Accounts.

4. Segmental Reporting

Segment information is presented in the condensed financial statements in respect of the Group’s business segments. The business segment-reporting format reflects the Group’s management and internal reporting structure. All operating segments’ operating results are reviewed regularly by the Board of Directors and the Group CEO to make decisions about resources to be allocated to the segment and assess its performance.

Business segments

The Group is currently organised into two major divisions: Direct markets and Distributor markets. These divisions form the basis for the Group’s reporting of segment information. Direct markets comprise of UK, Ireland, France, Nordics and Benelux regions.

Geographical segments

In presenting information based on the geographical segments, segment revenue is based on the geographical location of the customer.

Segment results

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The segment results are pre-tax.

All inter-segment revenues are priced and carried out at arm’s length; however there are no inter-segment revenues during the year.

7

Amdipharm Mercury Limited

Condensed financial statements for the period ended 30 June 2015

Notes to the Interim Financial Information for the six months ended 30 June 2015 (continued)

4. Segmental Reporting (continued)

Business segments

6 months ended 30 June 2015	Direct Markets £‘000	Distributor Markets £‘000	Total £‘000
Revenue
External sales	133,082	32,138	165,220
Segment result	56,533	7,394	63,927
Non recurring items			(4,774)

Operating profit			59,153
Finance costs			(58,806)
Finance income			34,079

Profit before tax			34,426
Income tax expense			(8,053)

Profit for the financial period			26,373

Geographical segments

Revenue by destination of customer

6 months ended 30 June 2015	Direct Markets £‘000	Distributor Markets £‘000	Total £‘000
United Kingdom	109,290	—	109,290
Rest of World	23,792	32,138	55,930

Total	133,082	32,138	165,220

Business segments

6 months ended 30 June 2014	Direct Markets £‘000	Distributor Markets £‘000	Total £‘000
Revenue
External sales	112,557	30,027	142,584
Segment result	48,250	8,188	56,438
Non recurring items			(4,705)

Operating profit			51,733
Finance costs			(45,069)
Finance income			7,014

Profit before tax			13,678
Income tax expense			(5,688)

Profit for the financial period			7,990

Geographical segments

Revenue by destination of customer

6 months ended 30 June 2014	Direct Markets £‘000	Distributor Markets £‘000	Total £‘000
United Kingdom	90,193	—	90,193
Rest of World	22,364	30,027	52,391

Total	112,557	30,027	142,584

8

Amdipharm Mercury Limited

Condensed financial statements for the period ended 30 June 2015

Notes to the Interim Financial Information for the six months ended 30 June 2015 (continued)

4. Segmental Reporting (continued)

Business segments

12 months ended 31 December 2014	Direct Markets £‘000	Distributor Markets £‘000	Total £‘000
Revenue
External sales	232,347	60,457	292,804
Segment result	93,458	12,765	106,223
Non recurring items			(13,874)

Operating profit			92,349
Finance costs			(97,264)
Finance income			13,571

Profit before tax			8,656
Income tax expense			(2,453)

Profit for the financial period			6,203

Geographical segments

Revenue by destination of customer

12 months ended 31 December 2014	Direct Markets £‘000	Distributor Markets £‘000	Total £‘000
United Kingdom	187,398	—	187,398
Rest of World	44,949	60,457	105,406

Total	232,347	60,457	292,804

5. Operating Profit

The operating profit is stated after charging/(crediting):

	Six months ended 30 June 2015 £‘000	Six months ended 30 June 2014 £‘000	Twelve months ended 31 December 2014 £‘000
Depreciation and amortisation:
- Intangible assets	23,913	21,145	44,749
- Property, plant and equipment	594	430	896
Foreign exchange (gain)/losses:
- Realised losses	685	476	1,295
- Unrealised (gain) / losses	(1,241)	979	2,343
Research and development expenditure	407	1,102	3,082

6. Seasonality

The Group operates in markets where no significant seasonal or cyclical variation in sales are experienced during the period.

9

Amdipharm Mercury Limited

Condensed financial statements for the period ended 30 June 2015

Notes to the Interim Financial Information for the six months ended 30 June 2015 (continued)

7. Income tax charge

	Six months ended 30 June 2015	Six months ended 30 June 2014	Twelve months ended 31 December 2014
	£‘000	£‘000	£‘000
Current tax charge:

Current tax:
Foreign taxation	(10,228)	(8,281)	(12,076)
Adjustment to tax charges in respect of prior periods	(695)	(10)	4,509

	(10,923)	(8,291)	(7,567)

Deferred tax:
- origination and reversal of temporary differences	2,870	2,603	5,114

Total income tax (charge) (see below)	(8,053)	(5,688)	(2,453)

Factors affecting current tax charge:

The tax assessed on profit on ordinary activities for the period differs from the standard rate of corporation tax in Jersey which is 0%. As per IAS -12, the blended tax rate @ 11.83% (2014: 12.97%) is taken into consideration.

The effective tax rate (ETR) of 11.83% has been arrived at by calculating the weighted average standard rate of tax, taking into consideration the tax charge as per the standard rate in the respective jurisdiction over the profit before tax of such jurisdictions.

The differences are explained below:

Reconciliation of effective tax rate:

	Six months ended 30 June 2015	Six months ended 30 June 2014	Twelve months ended 31 December 2014
	£‘000	£‘000	£‘000

Profit for the financial period before tax	34,426	13,678	8,656
Weighted average tax rate	11.83%	12.97%	23.81%

Expected tax charge	(4,073)	(1,774)	(2,061)
Adjustment for:
Non-deductible expenses	(3,398)	(6,507)	(10,122)
Origination and reversal of temporary differences	2,871	2,603	5,114
Adjustment to tax charges in respect of prior periods	(695)	(10)	4,509
Capital gains tax	(2,758)	—	107

Actual tax charge, net (see above)	(8,053)	(5,688)	(2,453)

A reduction in the UK corporation tax rate from 24% to 23% (effective 1 April 2013) was substantively enacted on 3 July 2012, Further reductions to 21% (effective from 1 April 2014) and 20% (effective from 1 April 2015) were substantively enacted on 2 July 2013. In the Budget on 8 July 2015, the Chancellor announced additional planned reductions to 18% by 2020. This will reduce the company’s future current tax charge accordingly. The deferred tax liability at 30 June 2015 has been calculated based on the rate of 20% substantively enacted at the balance sheet date.

10

Amdipharm Mercury Limited

Condensed financial statements for the period ended 30 June 2015

Notes to the Interim Financial Information for the six months ended 30 June 2015 (continued)

8. Financial Instruments

Fair value of financial assets and liabilities

The fair value of a financial asset or liability is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For the financial assets and liabilities of the Group, the fair values have been estimated as described below:

Cash and cash equivalents	-	approximates to the carrying amount;
Short-term borrowings	-	approximates to the carrying amount because of the short maturity of these instruments;
Long-term borrowings	-	approximates to the carrying amount in the case of floating rate bank loans and other loans;
Receivables and payables	-	approximates to the carrying amount.
Fixed rate unsecured loan note 2052	-	approximates to the carrying amount.

FINANCIAL INSTRUMENTS- FAIR VALUES AND RISK MANAGEMENT

A)	Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value

30 June 2015		Carrying amount					Fair value
£000’s	Note	Designated at fair value	Fair value hedging instruments	Loans and receivables	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total

Financial assets not measured at fair value
Trade and other receivables		—	—	81,358	—	81,358	—	—	—	—
Cash and cash equivalents		—	—	43,300	—	43,300	—	—	—	—

		—	—	124,658	—	124,658	—	—	—	—

Financial liabilities measured at fair value
Interest rate swaps		—	(29,267)	—	—	(29,267)	—	(29,267)	—	(29,267)
Primegen contingent consideration (2015)		(19,044)	—	—	—	(19,044)	—	—	(19,044)	(19,044)
Focus contingent consideration (2014)		(16,221)	—	—	—	(16,221)	—	—	(16,221)	(16,221)
Abcur contingent consideration (2013)		(1,979)	—	—	—	(1,979)	—	—	(1,979)	(1,979)

		(37,244)	(29,267)	—	—	(66,511)	—	(29,267)	(37,244)	(66,511)

Financial liabilities not measured at fair value
Secured bank loans	9	—	—	—	(906,205)	(906,205)	—	—	—	—
Fixed unsecured loan notes 2052	9	—	—	—	(40,913)	(40,913)	—	—	—	—
Trade payables		—	—	—	(38,644)	(38,644)	—	—	—	—

		—	—	—	(985,762)	(985,762)	—	—	—	—

11

Amdipharm Mercury Limited

Condensed financial statements for the period ended 30 June 2015

Notes to the Interim Financial Information for the six months ended 30 June 2015 (continued)

8. Financial Instruments (continued)

30 June 2014		Carrying amount					Fair value
£000’s	Note	Designated at fair value	Fair value hedging instruments	Loans and receivables	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value
Interest rate swaps		—	1,490	—	—	1,490	—	1,490	—	1,490

		—	1,490	—	—	1,490	—	1,490	—	1,490

Financial assets not measured at fair value
Trade and other receivables		—	—	61,736	—	61,736	—	—	—	—
Cash and cash equivalents		—	—	59,547	—	59347	—	—	—	—

		—	—	121,283	—	121,283	—	—	—	—

Financial liabilities measured at fair value
Interest rate swaps		—	(158)	—	—	(158)	—	(158)	—	(158)
Abcur contingent consideration (2013)		(2,213)	—	—	—	(2,213)	—	—	(2,213)	(2,213)

		(2,213)	(158)	—	—	(2,371)	—	(158)	(2,213)	(2,371)

Financial liabilities not measured at fair value
Secured bank loans	9	—	—	—	(554,359)	(554,359)	—	—	—	—
Fixed unsecured loan notes 2052	9	—	—	—	(410,133)	(410,133)	—	—	—	—
Trade payables		—	—	—	(35,425)	(35,425)	—	—	—	—

		—	—	—	(999,917)	(999,917)	—	—	—	—

31 December 2014		Carrying amount					Fair value
£000’s	Note	Designated at fair value	Fair value hedging instruments	Loans and receivables	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value
Interest rate swaps		—	61	—	—	61	—	61	—	61

		—	61	—	—	61	—	61	—	61

Financial assets not measured at fair value
Trade and other receivables		—	—	72,916	—	72,916	—	—	—	—
Cash and cash equivalents		—	—	27,780	—	27,780	—	—	—	—

		—	—	100,696	—	100,696	—	—	—	—

Financial liabilities measured at fair value
Interest rate swaps		—	(3,191)	—	—	(3,191)	—	(3,191)	—	(3,191)
Focus contingent consideration (2014)		(17,155)	—	—	—	(17,155)	—	—	(17,155)	(17,155)
Abcur contingent consideration (2013)		(3,318)	—	—	—	(3,318)	—	—	(3,318)	(3,318)

		(20,473)	(3,191)	—	—	(23,664)	—	(3,191)	(20,473)	(23,664)

Financial liabilities not measured at fair value
Secured bank loans	9	—	—	—	(905,494)	(905,494)	—	—	—	—
Fixed unsecured loan notes 2052	9	—	—	—	(40,913)	(40,913)	—	—	—	—
Trade payables		—	—	—	(44,318)	(44,318)	—	—	—	—

		—	—	—	(990,725)	(990,725)	—	—	—	—

12

Amdipharm Mercury Limited

Condensed financial statements for the period ended 30 June 2015

Notes to the Interim Financial Information for the six months ended 30 June 2015 (continued)

8. Financial Instruments (continued)

B)	Measurement of fair values

i) Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair values

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurements
Interest rate swaps	Market comparison technique: The fair values are based on bank quotes. Similar contracts are traded in an active market and the quotes reflect the actual transactions in similar instruments.	Not applicable	Not applicable

Primegen contingent consideration (2015)	Discounted cash flows: The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios of receiving market authorisations and ensuring continuity of supply of the products, the amount to be paid under each scenario and the probability of each scenario.	Certain revenue thresholds for 12 months ending June 2016 subject to a cap of £10 million and marketing authorisations being granted.	The estimated fair value would decrease if: - the annual revenue growth rates were lower and marketing authorisations are not granted.

Focus contingent consideration (2014)	Discounted cash flows: The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios of gross profit threshold, receiving market authorisations and ensuring continuity of supply of the products, the amount to be paid under each scenario and the probability of each scenario.	Gross profit thresholds for 12 months ending December 2015 and 2016, subject to a cap of £7 million and £4 million respectively. Contingent consideration of £934k paid in January 2015 contributes to the estimate of fair value.	The estimated fair value would decrease if: - the annual gross profit growth rates were lower.

Abcur contingent consideration (2013)	Discounted cash flows: The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios of forecast revenue and EBITDA, the amount to be paid under each scenario and the probability of each scenario.	Certain revenue and EBITDA thresholds for 12 months ending November 2014 and 2015 and also SEK 500k is payable for every 1% outperformance (subject to cap of 20%) of EBITDA and revenue thresholds. contingent consideration of £1.3 million paid in January 2015 contributes to the estimate of fair value.	The estimated fair value would increase/(decrease) if: - the annual revenue growth rate were lower; -the EBITDA margin were lower or;- the risk adjusted discount rate were lower/ (higher). Generally, a change in the annual revenue growth rate is accompanied by a directionally similar change in EBITDA.

13

Amdipharm Mercury Limited

Condensed financial statements for the period ended 30 June 2015

Notes to the Interim Financial Information for the six months ended 30 June 2015 (continued)

8. Financial Instruments (continued)

B)	Measurement of fair values (continued)

ii) Level 3 fair values

Reconciliation of Level 3 fair values

The following table shows reconciliation from the opening balances to the closing balances for Level 3 fair values.

Contingent consideration
Balance as at 1 January 2014	(2,213)

Balance as at 30 June 2014	(2,213)

Balance as at 1 July 2014	(2,213)
Recognised in profit and loss account (Abcur)	(1,105)
Assumed in business combination (Focus)	(17,155)

Balance as at 31 December 2014	(20,473)

Balance as at 1 January 2015	(20,473)
Paid during the period	2,273
Assumed in business combination (Primegen)	(19,044)

(37,244)

Sensitivity analysis

Primegen contingent consideration:

Management have assumed that the cam out targets will be reached in period one and period two and have therefore recognised the maximum fair value payable. In order for the contingent consideration to be affected, it would require a fall in forecast revenue by 28%. The second element of the contingent consideration is in respect of securing approval for particular Market Authorisations. The current fair value assumes these Market Authorisations will be approved, if this is not achieved then this element of the contingent consideration would reduce to £nil.

Focus contingent consideration:

Management have assumed that the earn out targets will be reached in period one and period two and have therefore recognised the maximum fair value payable. In order for the contingent consideration to be affected, it would require a fall in forecast gross profit of 7% in earn out period one and 57% in earn out period two. The second element of the contingent consideration is in respect of securing approval for particular Market Authorisations. The current fair value assumes these Market Authorisations will be approved, if this is not achieved then this element of the contingent consideration would reduce to £nil.

Abcur contingent consideration:

The fair value of the contingent consideration is based upon two earn out period calculations with target revenue and EBITDA figures for November 2014 and November 2015. In January 2015 a payment was made in respect of the first earn out period and this has been deemed to be fair value and further sensitivity analysis is not considered necessary. Management have assumed the maximum earn out targets will be reached in period two and have therefore recognised the maximum fair value amount. In order for this element of the contingent consideration to be affected it would require a fall in forecast revenue of 13 % and a fall in forecast EBITDA of 20%.

14

Amdipharm Mercury Limited

Condensed financial statements for the period ended 30 June 2015

Notes to the Interim Financial Information for the six months ended 30 June 2015 (continued)

9. Long term and short-term borrowings

	As at 30 June 2015	As at 30 June 2014	As at 31 December 2014
	£‘000	£‘000	£‘000

Short-term borrowings:
Senior Debt A	29,665	12,000	25,957
Interest accrued	97	207	3,391
Arrangement fees capitalised	—	—	(7,228)

	29,762	12,207	22,120

Long-term borrowings:
Senior Debt A	118,660	54,897	133,493
Senior Debt B1	352,332	153,343	352,332
Senior Debt B2	310,284	156,651	343,949
Acquisition facility	95,264	46,498	49,763
Mezzanine	—	130,970	—
Arrangement fees capitalised	(23,387)	(20,607)	(18,947)
Fixed unsecured loan notes 2052	55,827	402,331	52,692

	908,980	924,083	913,282

The Group bank borrowings consist of term loans, namely Senior Debt A and Senior Debt B1 and B2. Senior Debt A is repayable in installments with the final payment falling due on 31 December 2018. The Senior Debt B is repayable on 31 December 2019.

Interest is charged at 4% above 3 month LIBOR for Senior Debt A, 5.25% above 3 month LIBOR for Senior Debt B1 and 4.75% above 3 month EURIBOR for Senior Debt B2.

The initial costs of establishing the loan facility are being amortised over term of the loan.

The bank term loan facility is secured by a cross debenture and guarantee between Amdipharm Mercury Debtco Limited, Amdipharm Mercury Newco Limited, Amdipharm Mercury Holdco UK Ltd, Amdipharm Mercury Midco UK Limited, Amdipharm Mercury UK Limited, Mercury Pharma Group Limited, Mercury Pharmaceuticals Limited, Mercury Pharma (Generics) Limited, Mercury Pharma Overseas Limited, Mercury Pharma International Limited, Amdipharm AG, Amdipharm International Ltd, Amdipharm Sales & Marketing Ltd, Amdipharm Marketing Ltd, Amdipharm Ltd and by a debenture granting fixed and floating security over all assets of the above mentioned companies with the company’s lending banks.

The Group has an undrawn revolving loan facility of £24.25 million (2014: £24.65 million) and acquisition facility commitments of £nil (2014: £25 million). The revolving loan facility is subject to commitment fees of 1.6% per annum and is valid for the remaining life of the term loans.

The Company issued a first tranche of A1 fixed rate unsecured loan notes 2052 worth £244.32 million on 31 August 2012 and a second tranche of £153.64 million on 31 October 2012. £11.41 million of A2 fixed rate unsecured loan notes 2052 and £33.82 million of A3 fixed rate unsecured loan notes 2052 were also issued by the Group on 31 October 2012. The Series A1 loan notes carry the same rights and rank pari passu among themselves, and both the A1, A2 and A3 loan notes mature in 2052.

The Company had originally issued the A1 loan notes to the Cinven funds and certain private shareholders, A2 loan notes to Cinven funds and the management team of Amdipharm Mercury Group Limited (formerly known as Mercury Pharma Group Limited) and A3 Loan notes to Verdot Limited (the management team of the Amdipharm group). The loan notes confer upon the holders the right to receive interest at a rate of 12 per cent per annum, compounding annually.

15

Amdipharm Mercury Limited

Condensed financial statements for the period ended 30 June 2015

Notes to the Interim Financial Information for the six months ended 30 June 2015 (continued)

10. ACQUISITIONS

On 2 June 2015 Mercury Pharma Group Limited purchased 100% of the ordinary shares of Primegen Limited (“Primegen”), a specialty pharma business based in the United Kingdom. Primegen sells a number of niche medicines, predominantly in the UK, and has an attractive pipeline of UK and international registrations.

Since Primegen Limited is under the control of Amdipharm Mercury Limited, the results of the acquired business are included from the date of acquisition in the Statement of Comprehensive Income.

The acquisition was for net cash of £45.40 million (including cash acquired) and a total consideration of £64.65 million. Primegen limited had a turnover of £2.83 million and a profit before tax from operations of £1.70 million for the period, of which £1.25 million of turnover and £1.09 million of profit before tax related to the period since acquisition are included in Group accounts.

The following table summarises the consideration paid for Primegen Limited and the amounts of the assets acquired and liabilities assumed recognised at the acquisition date, as well as the fair value at the acquisition date. The valuations in the table are provisional fair values and may change in the future.

	Book value	Fair value adjustment	Fair value
	£‘000	£‘000	£‘000

Intangible assets	—	41,630	41,630
Inventories	486	—	486
Trade and other receivables	449	—	449
Cash and cash equivalents	205	—	205
Deferred tax liability	—	(8,326)	(8,326)

Net identifiable assets and liabilities	1,140	33,304	34,444

Goodwill on acquisition			30,205

Total purchase consideration			64,649

Less: Cash acquired			(205)
Less: Contingent consideration			(19,044)

Cash outflow on acquisition			45,400

The goodwill is mainly attributable to the product pipeline additional revenues to be generated from expansion of Primegen’s product portfolio into the Group’s international sales network. None of this goodwill is expected to be tax deductible.

The Group has agreed to pay the selling shareholders over a period of 2 years additional consideration of £22.5 million (present value of £19.04 million) based on the company meeting existing product sales target and receiving Market Authorisation approval for certain molecules, for the year ending December 2016 and 2017.

Acquisition-related costs amounting to £748,000 have been shown within non-recurring items in the Statement of Comprehensive Income for the period ended 30 June 2015.

16

Amdipharm Mercury Limited

Condensed financial statements for the period ended 30 June 2015

Notes to the Interim Financial Information for the six months ended 30 June 2015 (continued)

11. Acquisition, deal transaction costs and non recurring items

	As at 30 Jun-15	As at 30 Jun-14	As at 31 December 2014
	£‘000	£‘000	£‘000

Dual sourcing and other operations projects	1,788	1,682	6,118
Acquisition and deal transaction costs	1,703	573	1,778
Integration costs	626	1,783	3,958
Others	383	80	185
Project P3	274	587	1,835

	4,774	4,705	13,874

Dual sourcing and other operational projects include one-off costs incurred through the diversification of the company’s sources of finished dosage and active product ingredients for the top products. The expenditure is primarily related to the transfer of technologies, validation of sample batches and stability studies.

Integration costs consist of legal and professional fees incurred in relation to employee related settlement payments, project management, infrastructure costs and similarly identifiable expenditure.

Project P3 costs consist of one-off expenditure incurred by the company in updating the summary of product characteristics for the legacy Amdipharm portfolio across all territories in line with regulatory requirements.

Acquisition and deal costs consists primarily of advisor fees incurred for the due diligence work for acquisitions projects, along with related stamp duty and legal costs for post acquisition restructuring.

12. Subsequent events

On 31 July 2015 the Group acquired an Australian company Boucher and Muir Pty Ltd (BNM) for an initial consideration of £6.59 million and contingent consideration of £2.95 million. BNM sells specialist medical products ranging from vaccines to anaesthetics, as well as more general products such as solid dose tablets and capsules.

Since BNM is under the control of Amdipharm Mercury Limited, the results of the acquired business will be included from the date of acquisition in the statement of comprehensive income. Full disclosure of this acquisition under IFRS 3 will be included within the consolidated financial statements for the year ended 31 December 2015.

On 8 September 2015, the Group’s ultimate controlling party, Cinven, announced it had entered into a definitive agreement to sell the Group to Concordia Healthcare Corp. (“Concordia”) for US$3.5 billion to be paid through a combination of cash, common shares of Concordia, and performance-based earn-out payable in cash. The acquisition has been approved by the Board of Directors of both Concordia and Cinven, and is strongly supported by the Amdipharm Mercury Limited management team.

17

Independent Auditors’ Report on Review of Interim Financial Information

To the Board of Directors

Amdipharm Mercury Limited

Introduction

We have reviewed the accompanying condensed consolidated statement of financial position of Amdipharm Mercury Limited as at 30 June 2015, the condensed consolidated statement of comprehensive income, changes in equity and cash flows for the six month period then ended, and notes to the interim financial information (“the condensed consolidated interim financial information”). Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34, ‘Interim Financial Reporting’. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, ‘‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information as at 30 June 2015 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.

KPMG LLP

11 September 2015

Botanic House

100 Hills Road

Cambridge

CB2 1AR

18

SCHEDULE B

Concordia Healthcare Corp.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

Concordia Healthcare Corp

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As at June 30, 2015

	Concordia Healthcare Corp.	Amdipharm Mercury Limited	Pro Forma Adjustments	Reference		Concordia Healthcare Corp. Pro Forma Consolidated
(U.S. $ thousands)
Assets
Current
Cash	$140,207	$67,910	$(3,512,376)	6	(a)	$57,991
			3,362,250	6	(a)
Accounts receivable	68,320	127,602	–			195,922
Inventory	14,932	57,966	–			72,898
Current income taxes recoverable	4,769	–	–			4,769
Prepaid expenses and other current assets	14,262	–	–			14,262

	242,490	253,478	(150,126)			345,842
Fixed assets	1,622	4,137	–			5,759
Intangible assets	1,645,528	920,221	1,487,406	4		4,053,155
Goodwill	43,944	572,477	466,855	4		1,083,276
Deferred income taxes	4,868	221	–			5,089
Deferred financing costs, net	–	–	–			–

Total Assets	$1,938,452	$1,750,534	$1,804,136			$5,493,121

Liabilities
Current
Accounts payable	$17,585	$60,608	$–			$78,193
Accrued liabilities	20,055	69,134	–			89,189
Provisions	36,401	–	–			36,401
Royalties payable	23	–	–			23
Dividend payable	2,553	–	–			2,553
Taxes payable	165	7,916	–			8,081
Financial liabilities	–	45,902	(45,902)	6	(e)	–
Current portion of long-term debt	5,750	46,679	(46,679)	6	(e)	5,750
Current portion of purchase consideration payable	5,965	–	–			5,965

	88,497	230,239	(92,581)			226,155
Long-term debt	1,258,637	1,425,644	(1,353,104)	6	(e)	3,396,978
			(575,000)	6	(d)
			2,694,250	6	(c)
			19,090	6	(d)
			(86,225)	5	(c)
			13,685	5	(d)
Purchase consideration payable	25,575	–	207,858	4		233,433
Deferred income taxes	5,589	102,479	297,481	4		405,549
Other liabilities	363	–	–			363

Total Liabilities	1,378,661	1,758,362	1,125,455			4,262,477

Shareholders’ Equity
Share capital	538,310	–	499,500	6	(b)	1,268,653
			230,843	4
Net equity	–	(7,828)	7,828	5	(e)	–
Reserve for share based compensation	15,877	–	–			15,877
Accumulated other comprehensive income	(551)	–	–			(551)
Retained earnings (deficit)	6,155	–	(19,090)	6	(d)	(53,335)
			(40,400)	6	(f)

Total Shareholders’ Equity	559,791	(7,828)	678,681			1,230,644

Total Liabilities and Shareholders’ Equity	$1,938,452	$1,750,534	$1,804,136			$5,493,121

Concordia Healthcare Corp

Unaudited Pro Forma Condensed Consolidated Statement of Income (Loss)

Six Months Ended June 30, 2015

	Concordia Healthcare Corp.	Covis Portfolio Jan 1 – Mar 31, 2015	Amdipharm Mercury Limited	Pro Forma Adjustments	Reference		Concordia Healthcare Corp. Pro Forma Consolidated
(U.S. $ thousands)
Revenue	$113,949	$60,880	$251,729	(2,124)			$424,434
Cost of sales	11,150	5,638	69,775	(106)			86,457

Gross profit	102,799	55,242	181,954	(2,018)	7	(i)	337,977

Operating expenses
General and administrative	14,616	5,280	33,109	–			53,005
Acquisition, restructuring and other	12,556	–	3,548	(10,820)	7	(h)	5,284
Selling and marketing	7,329	–	18,297	–			25,626
Research and development	5,792	–	620	–			6,412
Share-based compensation	5,017	698	–				5,715
Exchange listing expenses	574	–	–	–			574
Amortization of intangible assets	20,260	10,522	36,434	(10,522)	7	(f)	80,369
				11,956	7	(f)
				11,719	5	(a)
Depreciation expense	128	–	905	–			1,033

Total operating expenses	66,272	16,500	92,913	2,333			178,018

Operating income	36,527	38,742	89,041	(4,351)			159,959

Other income and expense
Interest and accretion expense	27,653	2,598	89,597	(2,598)	7	(d)	136,711
				(8,641)	7	(e)
				19,691	7	(c)
				1,528	7	(c)
				110,010	6	(c)
				(13,530)	6	(d)
				(89,597)	6	(e)
Finance income	–	–	(631)	–			(631)
Impairment loss	668	–	–	–			668
Change in fair value of contingent consideration	(6,224)	–	–	–			(6,224)
Foreign exchange (gain) loss	(282)	–	(52,139)	52,139	6	(e)	(282)
Fair value loss on foreign exchange forward contract	5,126	–	–	–			5,126
Other (income) expense	400	(78)	(238)	–			84

Income (loss) before tax	9,186	36,222	52,452	(73,353)			24,507

Income taxes
Current	475	3,412	16,642	7,088	5	(f)	27,617
Deferred	3,598	–	(4,373)	(2,344)	5	(f)	(3,119)

Net Income (loss)	5,113	32,810	40,183	(78,096)			9

Concordia Healthcare Corp

Unaudited Pro Forma Condensed Consolidated Statement of Income (Loss)

Year Ended December 31, 2014

	Concordia Healthcare Corp.	Donnatal® Jan 1 – May 15, 2014	Zonegran® Jan 1 – Sep 30, 2014	Covis Portfolio	Amdipharm Mercury Limited	Pro Forma Adjustments	Reference		Concordia Healthcare Corp. Pro Forma Consolidated
(U.S. $ thousands)
Revenue	$122,191	$17,607	$17,281	$151,534	$482,248	–			790,861
Cost of sales	17,989	900	4,311	12,939	120,618	–			156,757

Gross Profit	104,202	16,707	12,970	138,595	361,630	–			634,104

Operating expenses
General and administrative	20,663	3,280	1,994	32,920	77,315	–			136,172
Acquisition, restructuring and other	13,521	–	–	–	7,627	(12,163)	7	(h)	8,985
Selling and marketing	10,229	1,159	566	–	37,069	–			49,023
Research and development	9,301	94	–	–	5,076	–			14,471
Share-based compensation	4,484	–	–	2,690	–	–			7,174
Amortization of intangible assets	11,039	–	–	36,117	73,702	(36,117)	7	(f)	163,862
						47,822	7	(f)
						8,696	7	(g)
						22,603	5	(a)
Depreciation expense	131	114	–	–	1,476	–			1,721

Total operating expenses	69,368	4,647	2,560	71,727	202,265	30,841			381,408

Operating income	34,834	12,060	10,410	66,868	159,365	(30,841)			252,696

Other income and expense
Interest and accretion expense	12,194	–	–	10,523	160,194	(10,523)	7	(a)	277,354
						(6,332)	7	(b)
						78,763	7	(c)
						6,113	7	(c)
						216,710	6	(c)
						(30,094)	6	(d)
						(160,194)	6	(e)
Finance income	–	–	–	–	(1,304)	–			(1,304)
Change in fair value of contingent consideration	2,629	–	–	–	1,820	–			4,449
Foreign exchange loss (gain)	696	–	–	–	(15,055)	15,055	6	(e)	696
Other (income) expense	203	–	38	(159)	(545)	–			(463)

Income (loss) before tax	19,112	12,060	10,372	56,504	14,255	(140,339)			(28,036)

Income taxes	7,522	–	3,994	3,353	4,040	24,507	5	(g)	43,416

Net Income (loss)	11,590	12,060	6,378	53,151	10,215	(168,846)			(71,452)

1. DESCRIPTION OF THE TRANSACTION

Concordia Healthcare Corp. (“Concordia” or the “Company”) is an integrated healthcare company that targets three areas: (a) legacy pharmaceutical products; (b) specialized healthcare distribution that services the growing diabetic market; and (c) the acquisition and/or development of orphan drugs. These three business units are run as separate divisions but are inter-related.

On October 21, 2015 (the “Closing Date”) the Company, through a wholly-owned subsidiary, completed the acquisition (the “Acquisition”) of 100% of the outstanding shares of Amdipharm Mercury Limited (“AMCo”) from Cinven, a European private equity firm, and certain other sellers (collectively the “Vendors”).

AMCo is an international specialty pharmaceutical company, owning a diversified portfolio of branded and generic prescription products, which are sold to wholesalers, hospitals and pharmacies in over 100 countries. AMCo is focused on the acquisition and development of off-patent prescription medicines in selected therapeutic areas. AMCo’s medicines are manufactured and sold through an out-sourced production and distribution network and marketed internationally through a combination of direct sales and local partnerships.

The accompanying unaudited pro forma condensed consolidated financial statements of the Company also reflect adjustments to the historical financial statements to give effect to the acquisition of a portfolio of products (the “Covis Portfolio”) from Covis Pharma S.à r.l. and Covis Injectables S.à r.l. (collectively “Covis”) completed on April 21, 2015 (the “Covis Acquisition”) and the acquisitions of Donnatal® and Zonegran® completed on May 15, 2014 and September 30, 2014, respectively (collectively, the “Pharmaceutical Assets”).

Concordia acquired AMCo for cash consideration of approximately £800 million (with a value at closing of $1.24 billion), 8.49 million common shares of the Company (with a value at closing of $230.8 million) and daily interest of £272,801 that accrued from June 30, 2015 to October 21, 2015 (with a value at closing of $47.6 million). In addition, the Company will pay to the Vendors a maximum cash earn-out of £144 million (with an estimated value at closing of $207.9 million) based on AMCo’s future gross profit over a period of 12 months from October 1, 2015 for a total estimated purchase price $1.72 billion. If the Company acquires certain specified pharmaceutical products from a specified third party introduced to the Company by certain of the Vendors within 12 months of the date of the Acquisition, the Company will pay to the Vendors an additional US$72 million. In addition, as part of the purchase commitment the Company was required to repay on the Closing Date AMCo’s existing senior secured facilities in the respective principal amounts of £581 million and €440 million plus accrued interest and related cross-currency swaps (with a value at closing of US$1.4 billion).

The unaudited pro forma condensed consolidated financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management. The unaudited pro forma condensed consolidated financial statements are provided for information purposes only and may not be indicative of the results that would have occurred if the above transactions had been effected on the dates indicated. The accounting for certain of the above transactions will require the determination of fair value estimates at the date of the transactions. The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial information. Differences between these preliminary estimates and the final accounting for these transactions may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial statements.

2. BASIS OF PRESENTATION

Other than in Note 1 (Description of the Transaction) above, all dollar amounts are expressed in thousands of U.S. dollars. Other than in Note 1 (Description of the Transaction) above, all pounds sterling amounts are expressed in thousands of pounds sterling.

The Company’s unaudited pro forma condensed consolidated statement of financial position as at June 30, 2015 has been prepared assuming the Acquisition had occurred as of June 30, 2015 and the unaudited pro forma condensed consolidated statements of income (loss) for the six months ended June 30, 2015 and unaudited pro forma condensed consolidated statements of income (loss) for the year ended December 31, 2014 have been prepared assuming all the transactions described above had each occurred as of January 1, 2014.

The unaudited pro forma adjustments are described herein and are based upon currently available information and certain assumptions made.

The Company’s unaudited pro forma condensed consolidated financial statements have been prepared using the following information:

a.	Audited consolidated financial statements of the Company as at and for the year ended December 31, 2014, which include the results of Donnatal® and Zonegran® post their respective acquisition dates of May 15, 2014 and September 30, 2014;

b.	Unaudited consolidated financial statements of the Company as of and for the six months ended June 30, 2015, which include the results of the Covis Portfolio post the acquisition date of April 21, 2015;

c.	Unaudited carve out financial information of Donnatal® for the period January 1, 2014 to May 15, 2014;

d.	Audited carve out financial statements of Zonegran® for the year ended March 31, 2014 and unaudited carve out financial statements of Zonegran® for the six months ended September 30, 2014;

e.	Audited carve out financial statements of the Covis Portfolio for the year ended December 31, 2014;

f.	Unaudited carve out financial statements of the Covis Portfolio as of and for the three months ended March 31, 2015;

g.	Audited consolidated financial statements of AMCo as at and for the year ended December 31, 2014, for which the statement of income was translated using the average GBP/US$ rate of 1.647 for the year ended December 31, 2014; and,

h.	Unaudited consolidated financial statements of AMCo as at and for the six months ended June 30, 2015 denominated in UK pounds. For inclusion in the pro forma condensed consolidated financial statements, the unaudited balance sheet was translated at the spot rate of 1.5684 as of June 30, 2015 and the statement of income was translated using the average GBP/US$ rate of 1.5236 for the six months ended June 30, 2015.

All financial data in these unaudited pro forma condensed consolidated financial statements is presented in U.S. dollars and has been prepared using the accounting policies used to prepare the Company’s financial statements which are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management has determined, based on their initial assessment, that no accounting adjustments are necessary to conform the relevant items of the financial statements of the Covis Portfolio, Donnatal®, Zonegran® and AMCo to the Company’s accounting policies. Certain reclassifications were required to present AMCo’s income statement in accordance with the presentation of the Company’s income statement – please refer to note 8.

The unaudited pro forma condensed consolidated financial statements have been prepared for informational purposes only and should be read in conjunction with the financial statements described above and related disclosures used to prepare these statements. The preparation of these unaudited pro forma condensed consolidated financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma condensed consolidated financial statements are not intended to present or be indicative of the actual financial position and results of operations that would have occurred if the transactions described above had been effected on the dates indicated.

3. PRO FORMA ADJUSTMENTS

The Company’s unaudited pro forma condensed consolidated financial statements adjust the Company’s historic financial statements to give effect to the following transactions:

a.	Those that are directly attributable to the Acquisition;

b.	Those that are directly attributable to the Company’s prior acquisitions of the Pharmaceutical Assets as described in note 1;

c.	Those with respect to the unaudited pro forma condensed consolidated statements of income (loss) that are directly attributable to the Acquisition and the prior acquisitions of the Pharmaceutical Assets that are expected to have a continuing impact on the consolidated results of the Company;

d.	Those with respect to the unaudited pro forma condensed consolidated statements of income (loss) that are directly attributable to the Acquisition and the prior acquisitions of the Pharmaceuticals Assets that are expected to have both a continuing and non-recurring impact on the consolidated results of the Company; and,

e.	Debt and equity financing transactions directly attributable to the Acquisition and the prior acquisitions of the Pharmaceutical Assets.

The unaudited pro forma condensed consolidated financial statements do not reflect the impact of potential cost savings and other synergies.

4. PURCHASE PRICE ALLOCATION – AMCO

The Acquisition is considered to be a business combination under IFRS 3 with Concordia as the acquirer and AMCo as the acquiree. The unaudited pro forma condensed consolidated financial statements have been prepared using the acquisition method of accounting in accordance with IFRS 3. Accordingly, the purchase price calculations and purchase price allocations are dependent upon fair value estimates and assumptions as at the Acquisition date. In certain instances adequate information is not available at the time of the preparation of these unaudited pro forma condensed consolidated financial statements to perform a final estimate of fair value. The Company will finalize all amounts as it obtains the information necessary to complete the measurement process, which, pursuant to IFRS 3, will be no later than one year from the Acquisition date.

Certain pro forma adjustments contained herein are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial statements. Differences between preliminary estimates and final amounts may occur and these differences could be material to the accompanying unaudited pro forma condensed consolidated financial statements of the Company and the Company’s future performance and financial position.

The preliminary purchase price allocation to the following identifiable assets and liabilities is based on their estimated fair values:

Net Assets Acquired
Working capital	$69,918
Fixed assets	4,137
Intangible assets	2,407,627
Goodwill	1,039,332
Deferred income tax assets	221
Current portion of long-term debt	(46,679)
Long-term debt	(1,353,104)
Deferred income taxes	(399,960)

Total	$1,721,492

Consideration Comprised of:
Cash	1,282,791
Contingent consideration payable	207,858
Equity	230,843

Total Consideration	$1,721,492

The purchase consideration was measured using a GBP/US$ exchange rate of 1.5445, which reflects the rate as of October 20, 2015.

The purchase consideration for the Acquisition of $1,721,492 includes estimated contigent consideration of $207,858. As agreed upon with the Vendors, the Company has agreed to pay an additional amount equal to three times the amount by which the total actual gross contribution of certain specified products exceeds $374,387 (£242,400) for the period of October 1, 2015 to September 30, 2016, provided that such amount shall not in any event exceed $222,408 (£144,000). The Company estimates that the targeted gross contribution will be achieved, and accordingly, has accrued $207,858 representing the present value of the expected future cash outflow.

In addition, if the Company acquires certain specified pharmaceutical products from a specified third party introduced to the Company by certain of the Vendors within 12 months of the date of the Acquisition, the Company will pay to the Vendors an additional $72,000.

The equity consideration of 8,490,000 shares included in the purchase consideration has been determined using a share price of $27.19, which reflects the NASDAQ share price of the Company on October 20, 2015.

5. PRO FORMA ADJUSTMENTS RELATING TO THE ACQUISITION OF AMCO

The unaudited pro forma consolidated financial statements incorporate the following adjustments:

a.	The unaudited pro forma consolidated income statements for the six months ended June 30, 2015 and for the year ended December 31, 2014 include adjustments of $11,719 and $22,603 respectively, to increase amortization expense of intangible assets acquired on acquisition of AMCo. Amortization of intangible assets acquired has been determined using an estimated life of 25 years, which is subject to change as the Company obtains further information regarding the estimated future cash flows and valuation of these assets.

b.	Goodwill of $1,039,332 was recognized in the preliminary purchase price allocation of the Acquisition, which includes $297,481 relating to deferred tax liabilities.

c.	AMCo had approximately $86,225 of shareholder loans outstanding as at June 30, 2015, which were not acquired by the Company.

d.	An adjustment of $13,685 was recognized in the preliminary purchase price allocation of the Acquisition to re-measure long-term debt to its fair value, which is the amount repaid on the Acquisition date.

e.	The previous net equity of AMCo of $7,828 is eliminated upon the Acquisition.

f.	The unaudited pro forma consolidated income statement for the six months ended June 30, 2015 include adjustments to increase current tax expenses by $7,088 and decrease deferred tax expenses by $2,344 to reflect the tax impact of non-tax related pro forma adjustments related to the Acquisition.

g.	The unaudited pro forma consolidated income statement for the year ended December 31, 2014 includes an adjustment to increase income tax expenses by $24,507 to reflect the tax impact of non-tax related pro forma adjustments related to the Acquisition.

6.	PRO FORMA ADJUSTMENTS RELATED TO EQUITY AND DEBT FINANCING OF THE ACQUISITION

The unaudited pro forma consolidated financial statements incorporate the following adjustments related to the equity and debt financings of the Acquisition:

a.	The Acquisition was financed through the combination of an equity issuance completed on September 30, 2015, debt financings completed on the Closing Date and the Company’s cash on-hand. The following table details the cash sources and uses of funds:

Sources of funds
Issuance of equity	$520,000
Term loan	1,872,250
Senior notes	790,000
Extended bridge loan	135,000
Equity bridge loan	45,000
Cash on-hand	150,126

Total	$3,512,376

Uses of funds
Cash consideration for acquisition of AMCo	$1,235,476
Additional AMCo consideration re: lockbox interest	47,315
Refinance of the Company’s term loan	575,000
Repayment of AMCo’s debt facilities	1,399,783
Settlement of AMCo financial instruments	45,902
Equity issuance costs	20,500
Debt financing costs	148,000
Acquisition costs	40,400

Total	$3,512,376

The source of funds has been measured using exchange rates of 1.5445 GBP/US$ and 1.1353 EUR/US$, which reflect rates as of October 20, 2015.

b.	To finance the Acquisition, the Company raised funds through an equity issuance, which resulted in adjusting the unaudited pro forma balance sheet as follows:

Equity net of issuance costs
Issuance of equity	$520,000
Less: equity issuance costs	(20,500)

Total	$499,500

Gross proceeds from the issuance of equity of $520,000 reflects the issuance of 8,000,000 shares at a price of $65, which was completed on September 30, 2015.

c.	To finance the Acquisition, the Company entered into agreements relating to term loans, senior unsecured debt and equity bridge loans totalling $2,842,250 as follows:

Debt financing facilities	Principal	Term
US denominated term loan	$1,100,000	6 years
GBP denominated term loan	£500,000	6 years
Senior unsecured debt	$790,000	7 years
Extended bridge loan	$135,000	7 years
Equity bridge loan	$45,000	2 years

As part of the debt financing facilities the Company entered into two bridge loans of $45,000 and $135,000, respectively, for an aggregate total amount of $180,000. The $45,000 equity bridge loan carries a two-year maturity and an interest rate of 9.5%. The $135,000 extended bridge loan carries a maturity of seven years and an interest rate of 9.5% for two years. If the $135,000 extended bridge loan is not paid off by the Company in two years then the interest rate will increase to 11.5% and the lenders holding the extended bridge loans will have the right to convert the extended bridge loans into a five year bond with an interest rate of 11.5%.

The weighted average interest rate of the debt financings is approximately 6.9%.

The unaudited pro forma consolidated balance sheet has been adjusted by $2,694,250 to reflect the above-noted debt facilities of $2,842,250 less estimated related financing costs of $148,000.

As a result of issuing the aforementioned financing facilities, the unaudited pro forma consolidated income statements for the six months ended June 30, 2015 and for the year ended December 31, 2014 include adjustments to increase interest and accretion expense by $110,010 and $216,710, respectively.

d.	The term loans described in note 6(c) replaced the Company’s previous term loan outstanding of $575,000. The Company will treat the refinancing as an extinguishment in accordance with IAS 39 Financial Instruments – Recognition and Measurement and will expense the remaining unamortized financing costs of $19,090.

Consequently, the unaudited pro forma consolidated income statements for the six months ended June 30, 2015 and for the year ended December 31, 2014 include adjustments of $13,530 and $30,094, respectively, to reduce interest and accretion expense for the extinguished term loan.

e.	Upon acquisition of AMCo, the Company was required to settle approximately $1,399,783 of AMCo’s outstanding debt facilities and $45,902 of financial liabilities acquired. As a result, the unaudited pro forma consolidated income statements for the six months ended June 30, 2015 and for the year ended December 31, 2014 include adjustments of $89,597 and $160,194, respectively, to reduce interest and accretion expense for the repayment of these liabilities.

Additionally, the unaudited pro forma consolidated income statements for the six months ended June 30, 2015 and for the year ended December 31, 2014 include adjustments to eliminate the foreign exchange gains related to the translation of AMCo’s debt facility denominated in Euros of $52,139 and $15,055, respectively.

f.	The Company’s retained earnings has been decreased by $40,400 for the estimated transaction costs expected to be incurred related to the Acquisition.

7. ACQUISITION OF PHARMACEUTICAL ASSETS AND RELATED PRO FORMA ADJUSTMENTS

During the year ended December 31, 2014 and during the second quarter of 2015, the Company acquired the Pharmaceutical Assets. For purposes of presenting pro forma consolidated financial statements for the year ended December 31, 2014 and six months ended June 30, 2015, the Company has recorded the following pro forma adjustments related to the acquisition of the Pharmaceutical Assets:

a.	The unaudited pro forma consolidated income statement for the year ended December 31, 2014 includes an adjustment to decrease interest and accretion expense by $10,523 incurred by Covis on debt that was not assumed by the Company as part of the Covis Acquisition.

b.	The unaudited pro forma consolidated income statement for the year ended December 31, 2014 includes an adjustment to decrease interest and accretion expense incurred by the Company related to its credit facilities with GE Capital Canada Finance Inc. of $6,332. These credit facilities were retired as part of the financing related to the Covis Acquisition.

c.	The unaudited pro forma consolidated income statements for the six months ended June 30, 2015 and for the year ended December 31, 2014 include adjustments to increase interest and accretion expense to reflect the impact of the term loans and senior notes that were incurred to fund the acquisition of certain of the Pharmaceutical Assets. For the purposes of the unaudited pro forma consolidated income statements it is assumed that the term loans and senior notes were issued on January 1, 2014. The following table details the calculations of the adjustments related to interest expense:

Debt financing sources	Principal	Interest Rate	2014 Interest Expense	Q1-15 Interest Expense
Term loan facility	575,000	4.75%	27,313	6,828
Senior notes	735,000	7.00%	51,450	12,863

Total	$1,310,000		$78,763	$19,691

Debt issuance costs of $46,122 are included as a reduction to the carrying amount of the liability and will be amortized through interest and accretion expense using the effective interest rate method. For the purposes of the unaudited pro forma consolidated income statements a straight-line amortization over the maturity period of the term loans and senior notes has been assumed. The following table details the calculation of the adjustment related to accretion interest:

Amortization of Debt Issuance Costs	Costs	Years	2014 Accretion	Q1-2015 Accretion
Term loan facility	19,472	7	2,782	695
Senior notes	26,650	8	3,331	833

Total	$46,122		$6,113	$1,528

d.	The unaudited pro forma consolidated income statement for the six months ended June 30, 2015 includes an adjustment to decrease interest and accretion expense by $2,598 incurred by Covis on debt that was not assumed by the Company as part of the acquisition of the Covis Portfolio.

e.	The unaudited pro forma consolidated income statement for the six months ended June 30, 2015 includes an adjustment to decrease interest and accretion expense incurred by Concordia related to its credit facilities with GE Capital Canada Finance Inc. of $8,641. These credit facilities were retired as part of the financing related to the acquisition of the Covis Portfolio.

f.	The unaudited pro forma consolidated income statement for the six months ended June 30, 2015 and for the year ended December 31, 2014 include adjustments to decrease amortization expense by $10,522 and $36,117, respectively, representing the amortization of intangible assets recorded by Covis. The statements also include adjustments to increase amortization expense by $11,956 and $47,822, respectively. These adjustments represent the amortization that Concordia would have recognized in each period assuming that the acquired product rights of Covis of $1,195,560 were amortized over a period of 25 years. As noted in the audited financial statements of Concordia, the Company amortizes intangible assets over a period of 15 – 30 years. The Company is continuing to assess and review the fair value of net assets acquired pursuant to the acquisition of the Covis Portfolio and finalize the associated purchase price accounting including the valuation of intangible assets acquired. As part of the valuation the Company will also determine the useful life of each of the products acquired. As a result, the actual amortization expense recognized by the Company could vary significantly from the amounts used in the unaudited pro forma consolidated financial statements.

g.	The unaudited pro forma consolidated income statement for the year ended December 31, 2014 includes an adjustment to increase amortization expense by $8,696. This adjustment represents amortization of the acquired product rights from the acquisitions of Donnatal® and Zonegran® that Concordia would have recognized in 2014 during the period prior to Concordia’s acquisition of these assets. The following table details the calculation of the adjustment to amortization expense:

	Acquired Product Rights	Date of Acquisition	Pre-Acquisition Period (months)	Useful Life (years)	Pro Forma Amortization Adjustment
Donnatal®	327,523	2014-05-15	4.5	30	4,094
Zonegran®	92,040	2014-09-30	9.0	15	4,602

Total	$419,563				$8,696

h.	The unaudited pro forma consolidated income statement for the six months ended June 30, 2015 and the year ended December 31, 2014 has been adjusted by $10,820 and $12,163, respectively, to eliminate acquisition costs incurred related to the acquisition of the Pharmaceutical Assets.

i.	The pro forma consolidated financial statements for the six months ended June 30, 2015 include an adjustment to reduce Covis gross profit by $2,018. This adjustment quantifies the net impact to the pro forma financial statements of aligning the Covis distribution policies with those of the Company post acquisition.

8. PRESENTATION AND TRANSLATION OF AMCO INCOME STATEMENTS

Certain reclassifications were recorded to adjust the presentation of AMCo’s income statements to align with the manner in which the Company presents its consolidated income statement. Net income was not impacted by the reclassifications posted.

The following table presents a reconciliation of AMCo’s income statement for the six months ended June 30, 2015 and translates AMCo’s income statement from British pounds to U.S. dollars at an average exchange rate of 1.5236:

	Amdipharm Mercury Limited as presented	Amdipharm Mercury Limited re-allocations	Amdipharm Mercury Limited Reclassified	Amdipharm Mercury Limited Translated to US$
Revenue	£165,220	–	£165,220	$251,729
Cost of sales	45,796	–	45,796	69,775

Gross profit	119,424	–	119,424	181,954

Operating expenses
General and administrative	54,165	(32,434)	21,731	33,109
Business acquisition related costs	–	2,329	2,329	3,548
Selling and marketing	6,262	5,747	12,009	18,297
Research and development	–	407	407	620
Share-based compensation	–	–	–	–
Amortization of intangible assets	–	23,913	23,913	36,434
Depreciation expense	–	594	594	905

Total operating expenses	60,427	556	60,983	92,913

Operating income	58,997	(556)	58,441	89,041

Other income and expense
Interest and accretion expense	58,806	–	58,806	89,597
Finance income	(34,079)	33,665	(414)	(631)
Change in fair value of contingent consideration	–	–	–	–
Foreign exchange gain	–	(34,221)	(34,221)	(52,139)
Other income	(156)	–	(156)	(238)

Income before tax	34,426	–	34,426	52,452

Income taxes
Current	10,923	–	10,923	16,642
Deferred	(2,870)	–	(2,870)	(4,373)

Net Income	£26,373	–	£26,373	$40,183

The following table presents a reconciliation of AMCo’s income statement for the year ended December 31, 2014 and translates AMCo’s income statement from British pounds to U.S. dollars at an average exchange rate of 1.647:

	Amdipharm Mercury Limited as presented	Amdipharm Mercury Limited re-allocations	Amdipharm Mercury Limited Reclassified	Amdipharm Mercury Limited Translated to US$
Revenue	£292,804	–	£292,804	$482,248
Cost of sales	73,235	–	73,235	120,618

Gross profit	219,569	–	219,569	361,630

Operating expenses
General and administrative	112,289	(65,346)	46,943	77,315
Business acquisition related costs	–	4,631	4,631	7,627
Selling and marketing	15,262	7,245	22,507	37,069
Research and development	–	3,082	3,082	5,076
Share-based compensation	–	–	–	–
Amortization of intangible assets	–	44,749	44,749	73,702
Depreciation expense	–	896	896	1,476

Total operating expenses	127,551	(4,743)	122,808	202,265

Operating income	92,018	4,743	96,761	159,365

Other income and expense
Interest and accretion expense	97,264	–	97,264	160,194
Finance income	(13,571)	12,779	(792)	(1,304)
Change in fair value of contingent consideration	–	1,105	1,105	1,820
Foreign exchange gain	–	(9,141)	(9,141)	(15,055)
Other income	(331)	–	(331)	(545)

Income before tax	8,656	–	8,656	14,255

Income taxes	2,453	–	2,453	4,040

Net Income	£6,203	–	£6,203	$10,215

9. TRANSLATION OF AMCO BALANCE SHEET

The following table presents the translated amounts of AMCo’s balance sheet at June 30, 2015 from British pounds to U.S. dollars at the June 30, 2015 rate of 1.5684:

	Amdipharm Mercury Limited in GBP	Amdipharm Mercury Limited Translated to US$
Assets
Current
Cash	£43,300	$67,910
Accounts receivable	81,358	127,602
Inventory	36,959	57,966
Current income taxes recoverable	–	–
Prepaid expenses and other current assets	–	–

	161,617	253,478
Fixed assets	2,638	4,137
Intangible assets	586,726	920,221
Deferred income taxes	141	221
Deferred financing costs, net	–	–
Goodwill	365,007	572,477

Total Assets	£1,116,129	$1,750,534

Liabilities
Current
Accounts payable	£38,644	$60,608
Accrued liabilities	44,079	69,134
Provisions	–	–
Financial liabilities	29,267	45,902
Royalties payable	–	–
Dividend payable	–	–
Taxes payable	5,047	7,916
Current portion of notes payable	–	–
Current portion of long-term debt	29,762	46,679
Current portion of purchase consideration payable	–	–

	146,799	230,239
Long-term debt	908,980	1,425,644
Term loans and senior notes – (net of debt issuance costs)	–	–
Notes payable	–	–
Purchase consideration payable	–	–
Deferred income taxes	65,340	102,479
Other liabilities	–	–

Total Liabilities	1,121,119	1,758,362

Shareholders’ Equity
Share capital	16,574	25,995
Net equity	–	–
Reserve for share based compensation	–	–
Accumulated other comprehensive income	(3,760)	(5,898)
Retained earnings (deficit)	(17,804)	(27,925)

Total Shareholders’ Equity	(4,990)	(7,828)

Total Liabilities and Shareholders’ Equity	£1,116,129	$1,750,534